SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY REPORT	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date – 03/31/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
4 – NIRE 35300177240

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 2111-2606	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME João Adalberto Elek Junior
2 – FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 2111-2606	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 - FAX -
16 - E-MAIL joao.elek@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	1	01/01/2009	03/31/2009	4	10/01/2008	12/31/2008
9 – AUDITOR’S NAME/ BUSINESS NAME Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 – PARTNER RESPONSIBLE Benedito Alfredo Baddini Blanc					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 964.173.908-53

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 - CURRENT QUARTER 03/31/2009	2 - PRIOR QUARTER 12/31/2008	3 - SAME QUARTER PRIOR YEAR 03/31/2008
Paid-up Capital
1 – COMMON	114,460	113,051	113,051
2 – PREFERRED	228,504	225,688	225,688
3 – TOTAL	342,964	338,739	338,739
Treasury Stock
4 – COMMON	0	0	0
5 – PREFERRED	0	0	0
6 – TOTAL	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 3130
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT Clean opinion

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 - NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - PAYMENT BEGINNING	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARE ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)
01	02/10/2009	5,612,243	58,974	Additional-paid-in capital	4,224	13.960000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

02.01 - Balance sheets (In thousands of Reais)

		Parent Company
Account	Description	03/31/2009	12/31/2008
1	Total Assets	4,662,556	4,530,732
1.01	Current Assets	382,753	377,668
1.01.01	Cash and Cash Equivalents	170,754	189,329
1.01.01.01	Cash	7,079	6,612
1.01.01.02	Cash Equivalents	163,675	182,717
1.01.02	Accounts Receivable	25,039	21,059
1.01.02.01	Customers	9,030	916
1.01.02.01.01	Trade Accounts Receivable	19,858	2,726
1.01.02.01.02	Allowance for Doubtful Accounts Receivable	(1,486)	(216)
1.01.02.01.03	Deferred Revenues	(9,342)	(1,594)
1.01.02.02	Several Credits	16,009	20,143
1.01.02.02.01	Related Parties	16,009	20,143
1.01.03	Inventories	1,727	592
1.01.04	Others	185,233	166,688
1.01.04.01	Recoverable Taxes	1,828	72
1.01.04.02	Prepaid Expenses	2,596	292
1.01.04.03	Other Current Assets	4,102	1,941
1.01.04.04	Programming Receivables from Subsidiaries	69,438	69,243
1.01.04.05	Interest on Shareholder’s Equity Capital	107,269	95,140
1.02	Non - Current Assets	4,279,803	4,153,064
1.02.01	Several non - Current Assets	73,481	53,051
1.02.01.01	Several Credits	11,799	11,712
1.02.01.01.01	Judicial Deposits	11,799	11,712
1.02.01.01.02	Prepaid Expenses	-	-
1.02.01.02	Credits with Subsidiaries	30,915	10,070
1.02.01.02.01	Credits with Subsidiaries	22,489	64
1.02.01.02.02	Credits with Subsidiaries	8,426	10,006
1.02.01.02.03	Credits with Others Subsidiaries	-	-
1.02.01.03	Others	30,767	31,269
1.02.01.03.01	Recoverable Taxes	30,735	31,252
1.02.01.03.02	Other Current Assets	32	17
1.02.01.03.03	Accounts Receivables – Sale of Investments	-	-
1.02.02	Fixed Assets	4,206,322	4,100,013
1.02.02.01	Investments	2,184,794	2,122,907
1.02.02.01.01	Investments in Subsidiaries	-	-
1.02.02.01.02	Investments in Subsidiaries – Goodwill	-	-
1.02.02.01.03	Participation on Subsidiaries	2,157,692	2,119,907
1.02.02.01.04	Participation on Subsidiaries – Goodwill	-	-
1.02.02.01.05	Other Investments	27,102	3,000
1.02.02.02	Property, Plant and Equipment	82,786	26,302
1.02.02.03	Intangible	1,938,742	1,950,804
1.02.02.04	Deferred Charges	-	-

02.02 - Balance sheets (In thousands of Reais)

		Parent Company
Account	Description	03/31/2009	12/31/2008
2	Total Liabilities	4,662,556	4,530,732
2.01	Current Liabilities	246,734	236,625
2.01.01	Loans and Financing	22,416	9,259
2.01.02	Debentures	23,926	5,805
2.01.03	Accounts Payable – Suppliers	86,033	99,828
2.01.04	Taxes and Contributions Payable	8,331	7,451
2.01.04.01	Sales Tax Payable	7,204	7,451
2.01.04.02	Income Tax Payable	1,127	-
2.01.05	Dividends Payable	-	-
2.01.06	Provisions	30,804	50,194
2.01.06.01	Payroll and Related Charges	30,804	50,194
2.01.07	Related Parties	68,108	4,399
2.01.08	Others	7,116	59,689
2.01.08.01	Accounts Payable Copyright - ECAD	1,357	122
2.01.08.02	Accounts Payable – Company Acquisition	-	58,491
2.01.08.03	Accounts and Expenses Payable	5,759	1,076
2.02	Non Current Liabilities	1,690,879	1,650,710
2.02.01	Long-Term Liability	1,690,879	1,650,710
2.02.01.01	Loans and Financing	812,332	814,820
2.02.01.02	Debentures	577,865	577,824
2.02.01.03	Provisions	-	-
2.02.01.03.01	Programming Payable	-	-
2.02.01.04	Related Parties	1,785	1,150
2.02.01.04.01	Credits with Subsidiaries	301	939
2.02.01.04.02	Related Parties – Shareholders	-	-
2.02.01.04.03	Related Parties – Subsidiaries	1,484	211
2.02.01.04.04	Related Parties – Subsidiaries	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Others	298,897	256,916
2.02.01.06.01	Fiscal Obligations and Other Taxes Payable	-	-
2.02.01.06.02	Provision for Contingencies	270,041	236,168
2.02.01.06.03	Deferred Income Taxes	-	-
2.02.01.06.04	Deferred Income	3,015	632
2.02.01.06.05	Provisions and Other Accounts Payable	25,841	20,116
2.03	Deferred Income	-	-
2.05	Shareholders Equity	2,724,943	2,643,397
2.05.01	Capital	5,599,320	5,540,346
2.05.02	Capital Reserve	153,168	212,142
2.05.02.01	Special Goodwill Reserve	89,521	148,495
2.05.02.02	Premium Debentures Issue	54,945	54,945
2.05.02.03	Goodwill on Issue of Debentures	8,702	8,702

Parent Company
Account	Description	03/31/2009	12/31/2008
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiary/ Associated Company	-	-
2.05.04	Profit Reserves	-	-
2.05.04.01	Legal Reserve	-	-
2.05.04.02	Statutory Reserve	-	-
2.05.04.03	Contingencies Reserve	-	-
2.05.04.04	Unrealized Profits	-	-
2.05.04.05	Retained Earnings	-	-
2.05.04.06	Special Reserve for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Adjustments Evaluation Equity	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Cumulative Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Retained Earnings/ Accumulated Losses	(3,027,545)	(3,109,091)
2.05.07	Advance for Future Capital Increase	-	-

03.01 – Statements of Income Years ended March 31, 2009 and 2008 (In thousands of Reais)

		Parent Company
Account	Description	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009	01/01/2008 to 03/31/2008	01/01/2008 to 03/31/2008
3.01	Gross Revenue	95,844	95,844	73,066	73,066
3.02	Taxes and Other Revenue Deductions	(15,891)	(15,891)	(10,412)	(10,412)
3.03	Net Revenues	79,953	79,953	62,654	62,654
3.04	Cost Services	(14,360)	(14,360)	-	-
3.05	Gross Profit	65,593	65,593	62,654	62,654
3.06	Operating Expenses / Income	15,953	15,953	(28,668)	(28,668)
3.06.01	Selling Expenses	(15,505)	(15,505)	-	-
3.06.02	General and Administrative	(33,919)	(33,919)	(50,146)	(50,146)
3.06.02.01	General and Administrative Expenses	(28,320)	(28,320)	(45,096)	(45,096)
3.06.02.02	Depreciation and Amortization	(5,599)	(5,599)	(5,050)	(5,050)
3.06.03	Financial	(25,515)	(25,515)	(13,156)	(13,156)
3.06.03.01	Financial Income	6,710	6,710	4,663	4,663
3.06.03.02	Financial Expense	(32,225)	(32,225)	(17,819)	(17,819)
3.06.04	Other Operating Income	-	-	-	-
3.06.05	Other Operating Expense	(1,254)	(1,254)	(30,960)	(30,960)
3.06.05.01	Goodwill Amortization of Fixed Assets’ Fair Value and future Profitability	(712)	(712)	(30,507)	(30,507)
3.06.05.02	Other	(542)	(542)	(453)	(453)
3.06.06	Equity on Investees	92,146	92,146	65,594	65,594
3.06.06.01	Equity on Investees	92,146	92,146	65,594	65,594
3.06.06.02	Provision for Losses on Investments	-	-	-	-
3.07	Operating Income	81,546	81,546	33,986	33,986
3.08	Non Operating Income/(Losses)	-	-	-	-
3.08.01	Non Operating Income	-	-	-	-
3.08.02	Non Operating Losses	-	-	-	-
3.09	Income Before Income Tax	81,546	81,546	33,986	33,986
3.10	Income Tax Expenses	-	-	(45)	(45)
3.11	Deferred Income Taxes	-	-	-	-
3.12	Participations/Contributions of Profit	-	-	-	-
3.12.01	Participation	-	-	-	-
3.12.02	Contribution	-	-	-	-
3.13	Reversal of Interest on Shareholders’ Equity	-	-	-	-
3.15	Net Income (Loss) for the Year	81,546	81,546	33,941	33,941
	Numbers of Shares (Thousands)	342,964	342,964	338,739	338,739
	Earnings per Share ( Reais )	0.23777	0.23777	0.10020	0.10020
	Loss per Share ( Reais )

04.01 Statements of Cash Flows

		Parent Company
Account	Description	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009	01/01/2008 to 03/31/2008	01/01/2008 to 03/31/2008
4.01	Net Cash Provided by Operating Activities	30,625	30,625	13,138	13,138
4.01.01	Cash Generated in Operations	24,219	24,219	20,014	20,014
4.01.01.01	Net Income (Loss) for the Period	81,546	81,546	33,941	33,941
4.01.01.02	Equity on Investees	(92,146)	(92,146)	(65,594)	(65,594)
4.01.01.03	Interest expense and Exchange Variance/ Net Monetary	(5,474)	(5,474)	(431)	(431)
4.01.01.04	Loan Interest Expense	38,108	38,108	22,954	22,954
4.01.01.05	Gain/(loss) Hedge Instruments	(4,814)	(4,814)	(933)	(933)
4.01.01.06	Capital Loss in Investments	-	-	-	-
4.01.01.07	Depreciation and Amortization	7,654	7,654	35,557	35,557
4.01.01.08	Interest Own Share No Settled	-	-	-	-
4.01.01.09	Minority Interest	-	-	-	-
4.01.01.10	Deferred Income Taxes	-	-	-	-
4.01.01.11	Write off and Disposal of Assets, Net	45	45	7	7
4.01.01.12	Provision for Contingencies	(700)	(700)	(5,487)	(5,487)
4.01.02	Variations in Assets and Liabilities	6,406	6,406	(6,876)	(6,876)
4.01.02.01	(Increase) Decrease in Receivables	(5,098)	(5,098)	-	-
4.01.02.02	(Increase) Decrease in Inventory and Other Receivables	75	75	-	-
4.01.02.03	(Increase) Decrease in Recoverable Taxes	3,043	3,043	(393)	(393)
4.01.02.04	Decrease Receivable Dividends	-	-	-	-
4.01.02.05	(Increase) Decrease in Other Assets	49,329	49,329	186	186
4.01.02.06	(Increase) Decrease Prepaid Expenses	(1,273)	(1,273)	(7,555)	(7,555)
4.01.02.07	(Increase) Decrease Suppliers and Programmers	(21,319)	(21,319)	(5,147)	(5,147)
4.01.02.08	Increase (Decrease) in Fiscal Obligations	(3,068)	(3,068)	87	87
4.01.02.09	(Increase) Decrease Payroll and Related Charges	(15,062)	(15,062)	2,662	2,662
4.01.02.10	(Increase) Decrease Provision and Other Accounts Payable	(221)	(221)	3,284	3,284
4.01.03	Others	-	-	-	-
4.02	Net Cash Used in Investing Activities	(38,760)	(38,760)	4,390	4,390
4.02.01	Investments Acquisition	(60,124)	(60,124)	(927)	(927)
4.02.02	Acquisition Fixed Assets, Intangible and Deferred Charges	(3,520)	(3,520)	(1,512)	(1,512)
4.02.03	Sale Permanent Assets	-	-	9	9
4.02.04	Net Cash Acquired from Acquisition of Subsidiaries	24,884	24,884	6,820	6,820
4.03	Net Cash Provided in Financing Activities	(10,440)	(10,440)	(8,053)	(8,053)
4.03.01	Addition Loans and Financing	171	171	-	-
4.03.02	Payments Loans and Financing	(9,154)	(9,154)	(6,737)	(6,737)
4.03.03	Addition Related Parties	166,039	166,039	136,681	136,681
4.03.04	Payments Related Parties	(167,496)	(167,496)	(137,997)	(137,997)
4.03.05	Capital Increase and Goodwill Share Issued	-	-	-	-
4.04	Exchange Rate on Cash and Cash Equivalents	-	-	-	-
4.05	Increase (Decrease) of Cash and Cash Equivalents	(18,575)	(18,575)	9,475	9,475
4.05.01	Cash and Cash Equivalents at Beginning of the Year	189,329	189,329	85,486	85,486
4.05.02	Cash and Cash Equivalents at End of the Year	170,754	170,754	94,961	94,961

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 01/01/2009 03/31/2009

Parent Company
Account	Description	Capital	Capital Reserve	Revaluati on Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance Begining	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.02	Prior Year Adjustments	-	-	-	-	-	-	-
5.03	Balance Adjusted	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.04	Gain / Loss Period	-	-	-	-	81,546	-	81,546
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest Own Share	-	-	-	-	-	-	-
5.05.03	Other Destinations	-	-	-	-	-	-	-
5.06	Realization Profits Reserve	58,974	(58,974)	-	-	-	-	-
5.07	Adjustments Evaluation Equity	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Cumulative Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease Stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury Stocks	-	-	-	-	-	-	-
5.11	Other Capital Transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Closing Balance	5,599,320	153,168	-	-	(3,027,545)	-	2,724,943

02.01 - Balance sheets (In thousands of Reais)

		Consolidated
Account	Description	03/31/2009	12/31/2008
1	Total Assets	6,003,998	6,086,555
1.01	Current Assets	1,038,091	1,177,110
1.01.01	Cash and Cash Equivalents	638,461	736,880
1.01.01.01	Cash	122,025	124,789
1.01.01.02	Cash Equivalents	516,436	612,091
1.01.02	Accounts Receivable	202,364	183,461
1.01.02.01	Customers	172,603	166,105
1.01.02.01.01	Trade Accounts Receivable	416,885	399,047
1.01.02.01.02	Allowance for Doubtful Accounts Receivable	(47,079)	(37,963)
1.01.02.01.03	Deferred Revenues	(197,203)	(194,979)
1.01.02.02	Several Credits	29,761	17,356
1.01.02.02.01	Related Parties	29,761	17,356
1.01.03	Inventories	57,739	61,757
1.01.04	Others	139,527	195,012
1.01.04.01	Recoverable Taxes	97,965	157,837
1.01.04.02	Prepaid Expenses	26,686	24,381
1.01.04.03	Other Current Assets	14,876	12,794
1.01.04.04	Programming Receivables from Subsidiaries	-	-
1.01.04.05	Interest on Shareholder’s Equity Capital	-	-
1.02	Non - Current Assets	4,965,907	4,909,445
1.02.01	Several Non - Current Assets	413,054	416,116
1.02.01.01	Several Credits	24,465	23,202
1.02.01.01.01	Judicial Deposits	23,627	22,337
1.02.01.01.02	Prepaid Expenses	838	865
1.02.01.02	Credits with Subsidiaries	-	-
1.02.01.02.01	Credits with Subsidiaries	-	-
1.02.01.02.02	Credits with Subsidiaries	-	-
1.02.01.02.03	Credits with Others Subsidiaries	-	-
1.02.01.03	Others	388,589	392,914
1.02.01.03.01	Recoverable Taxes	384,668	389,225
1.02.01.03.02	Other Current Assets	3,921	3,689
1.02.01.03.03	Accounts Receivables – Sale of Investments	-	-
1.02.02	Fixed Assets	4,552,853	4,493,329
1.02.02.01	Investments	2,711	3,163
1.02.02.01.01	Investments in Subsidiaries	-	-
1.02.02.01.02	Participation on Subsidiaries	-	-
1.02.02.01.03	Other Investments	2,711	3,163
1.02.02.01.06	Investment in Subsidiary Company - Goodwill	-	-
1.02.02.02	Property, Plant and Equipment	2,364,090	2,280,421
1.02.02.03	Intangible	2,182,606	2,201,315
1.02.02.03.01	Investment in Subsidiary Company - Goodwill	-	-
1.02.02.03.02	Others	-	-
1.02.02.04	Deferred Charges	3,446	8,430

02.02 - Balance sheets (In thousands of Reais)

		Consolidated
Account	Description	03/31/2009	12/31/2008
2	Total Liabilities	6,003,998	6,086,555
2.01	Current Liabilities	790,194	987,600
2.01.01	Loans and Financing	75,406	52,526
2.01.02	Debentures	23,926	5,805
2.01.03	Accounts Payable – Suppliers	374,452	446,770
2.01.04	Taxes and Contributions Payable	132,581	192,815
2.01.04.01	Sales Tax Payable	105,354	110,226
2.01.04.02	Income Tax Payable	27,227	82,589
2.01.05	Dividends Payable	-	-
2.01.06	Provisions	103,499	160,673
2.01.06.01	Payroll and Related Charges	103,499	160,673
2.01.07	Related Parties	-	-
2.01.07.01	Stockholder Account Payable	-	-
2.01.07.02	Related Parties – Subsidiaries	-	-
2.01.08	Others	80,330	129,011
2.01.08.01	Accounts Payable Copyright - ECAD	49,060	44,441
2.01.08.02	Accounts Payable – Company acquisition	-	58,491
2.01.08.03	Accounts and Expenses Payable	31,270	26,079
2.02	Non Current Liabilities	2,488,861	2,455,558
2.02.01	Long-Term Liability	2,488,861	2,455,558
2.02.01.01	Loans and Financing	1,123,055	1,123,661
2.02.01.02	Debentures	577,865	577,824
2.02.01.03	Provisions	-	-
2.02.01.03.01	Programming Payable	-	-
2.02.01.04	Related Parties	-	-
2.02.01.04.01	Credits with Subsidiaries	-	-
2.02.01.04.02	Related Parties – Shareholders	-	-
2.02.01.04.03	Related Parties – Subsidiaries	-	-
2.02.01.04.04	Related Parties – Subsidiaries	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Others	787,941	754,073
2.02.01.06.01	Fiscal Obligations and Other Taxes Payable	-	-
2.02.01.06.02	Provision for Contingencies	656,307	634,776
2.02.01.06.03	Deferred Income Taxes	-	-
2.02.01.06.04	Deferred Income	100,523	93,912
2.02.01.06.05	Provisions and Other Accounts Payable	31,111	25,385
2.03	Deferred Income	-	-
2.04	Minority Shareholders'	-	-
2.05	Shareholders Equity	2,724,943	2,643,397
2.05.01	Capital	5,599,320	5,540,346
2.05.02	Capital Reserve	153,168	212,142

Consolidated
Account	Description	03/31/2009	12/31/2008
2.05.02.01	Special Goodwill Reserve	89,521	148,495
2.05.02.02	Premium Debentures Issue	54,945	54,945
2.05.02.03	Goodwill on Issue of Debentures	8,702	8,702
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiary/ Associated Company	-	-
2.05.04	Profit Reserves	-	-
2.05.04.01	Legal Reserve	-	-
2.05.04.02	Statutory Reserve	-	-
2.05.04.03	Contingencies Reserve	-	-
2.05.04.04	Unrealized Profits	-	-
2.05.04.05	Retained Earnings	-	-
2.05.04.06	Special Reserve for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Adjustments Evaluation Equity	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Cumulative Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Retained Earnings/ Accumulated Losses	(3,027,545)	(3,109,091)
2.05.07	Advance for Future Capital Increase	-	-

03.01 – Statements of Income Years ended March 31, 2009 and 2008 (In thousands of Reais)

		Consolidated
Account	Description	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009	01/01/2008 to 03/31/2008	01/01/2008 to 03/31/2008
3.01	Gross Revenue	1,417,155	1,417,155	1,084,309	1,084,309
3.02	Taxes and Other Revenue Deductions	(334,942)	(334,942)	(254,807)	(254,807)
3.03	Net Revenues	1,082,213	1,082,213	829,502	829,502
3.04	Cost Services	(633,170)	(633,170)	(486,028)	(486,028)
3.05	Gross Profit	449,043	449,043	343,474	343,474
3.06	Operating Expenses / Income	(331,566)	(331,566)	(271,361)	(271,361)
3.06.01	Selling Expenses	(122,635)	(122,635)	(80,604)	(80,604)
3.06.02	General and Administrative	(150,056)	(150,056)	(136,675)	(136,675)
3.06.02.01	General and Administrative Expenses	(134,237)	(134,237)	(124,656)	(124,656)
3.06.02.02	Depreciation and Amortization	(15,819)	(15,819)	(12,019)	(12,019)
3.06.03	Financial	(32,342)	(32,342)	(13,021)	(13,021)
3.06.03.01	Financial Income	24,348	24,348	19,282	19,282
3.06.03.02	Financial Expense	(56,690)	(56,690)	(32,303)	(32,303)
3.06.04	Other Operating Income	-	-	-	-
3.06.05	Other Operating Expense	(26,533)	(26,533)	(41,061)	(41,061)
3.06.05.01	Goodwill Amortization of Fixed Assets’ Fair Value and future Profitability	(712)	(712)	(38,115)	(38,115)
3.06.05.02	Other	(25,821)	(25,821)	(2,946)	(2,946)
3.06.06	Equity on Investees	-	-	-	-
3.06.06.01	Equity on Investees	-	-	-	-
3.06.06.02	Provision for Losses on Investments	-	-	-	-
3.07	Operating Income	117,477	117,477	72,113	72,113
3.08	Non Operating Income/(Losses)	-	-	-	-
3.08.01	Non Operating Income	-	-	-	-
3.08.02	Non Operating Losses	-	-	-	-
3.09	Income Before Income Tax	117,477	117,477	72,113	72,113
3.10	Income Tax Expenses	(26,321)	(26,321)	(13,277)	(13,277)
3.11	Deferred Income Taxes	(9,610)	(9,610)	(24,895)	(24,895)
3.12	Participations/Contributions of Profit	-	-	-	-
3.12.01	Participation	-	-	-	-
3.12.02	Contribution	-	-	-	-
3.13	Reversal of Interest on Shareholders’ Equity	-	-	-	-
3.14	Minority Shareholders	-	-	-	-
3.15	Net Income (Loss) for the Year	81,546	81,546	33,941	33,941
	Numbers of Shares (Thousands)	342,964	342,964	338,739	338,739
	Earnings per Share ( Reais )	0.23777	0.23777	0.10020	0.10020
	Loss per Share ( Reais )

04.01 Statements of Cash Flows

		Consolidated
Account	Description	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009	01/01/2008 to 03/31/2008	01/01/2008 to 03/31/2008
4.01	Net Cash Provided by Operating Activities	115,724	115,724	210,260	210,260
4.01.01	Cash Generated in Operations	287,576	287,576	205,956	205,956
4.01.01.01	Net Income (loss) for the Period	81,546	81,546	33,941	33,941
4.01.01.02	Equity on Investees	-	-	-	-
4.01.01.03	Interest Expense and Exchange Variance/ Net Monetary	946	946	4,976	4,976
4.01.01.04	Loan Interest Expense	47,555	47,555	30,189	30,189
4.01.01.05	Gain/(loss) Hedge Instruments	(4,814)	(4,814)	(933)	(933)
4.01.01.06	Capital loss in Investments	-	-	-	-
4.01.01.07	Depreciation and Amortization	132,458	132,458	141,061	141,061
4.01.01.08	Interest Own Share No Settled	-	-	-	-
4.01.01.09	Minority Interest	-	-	-	-
4.01.01.10	Deferred Income Taxes	9,610	9,610	24,895	24,895
4.01.01.11	Write off and Disposal of Assets, Net	8,450	8,450	(771)	(771)
4.01.01.12	Provision for Contingencies	11,825	11,825	(27,402)	(27,402)
4.01.02	Variations in Assets and Liabilities	(171,852)	(171,852)	4,304	4,304
4.01.02.01	(Increase) Decrease in Receivables	(6,498)	(6,498)	(10,896)	(10,896)
4.01.02.02	(Increase) Decrease in Inventory and Other Receivables	4,018	4,018	1,467	1,467
4.01.02.03	(Increase) Decrease in Recoverable Taxes	54,818	54,818	22,466	22,466
4.01.02.04	Decrease Receivable Dividends	-	-	-	-
4.01.02.05	(Increase) Decrease in Other Assets	(16,008)	(16,008)	(1,320)	(1,320)
4.01.02.06	(Increase) Decrease Prepaid Expenses	(2,278)	(2,278)	(7,006)	(7,006)
4.01.02.07	(Increase) Decrease Suppliers and Programmers	(72,318)	(72,318)	(9,021)	(9,021)
4.01.02.08	Increase (Decrease) in Fiscal Obligations	(60,234)	(60,234)	(20,957)	(20,957)
4.01.02.09	(Increase) Decrease Payroll and Related Charges	(51,199)	(51,199)	(13,257)	(13,257)
4.01.02.10	(Increase) Decrease Provision and Other Accounts Payable	(22,153)	(22,153)	42,828	42,828
4.01.03	Others	-	-	-	-
4.02	Net Cash Used in Investing Activities	(213,900)	(213,900)	(172,318)	(172,318)
4.02.01	Investments Acquisition	-	-	(927)	(927)
4.02.02	Acquisition Fixed Assets, Intangible and Deferred Charges	(214,202)	(214,202)	(172,255)	(172,255)
4.02.03	Sale Permanent Assets	302	302	864	864
4.02.04	Net Cash Acquired From Acquisition of Subsidiaries	-	-	-	-
4.03	Net Cash Provided in Financing Activities	(243)	(243)	(5,508)	(5,508)
4.03.01	Addition Loans and Financing	20,623	20,623	3,729	3,729
4.03.02	Payments Loans and Financing	(20,866)	(20,866)	(9,237)	(9,237)
4.03.03	Addition Related Parties	-	-	-	-
4.03.04	Payments Related Parties	-	-	-	-
4.03.05	Capital Increase and Goodwill Share Issued	-	-	-	-
4.04	Exchange Rate on Cash and Cash Equivalents	-	-	-	-
4.05	Increase (Decrease) of Cash and Cash Equivalents	(98,419)	(98,419)	32,434	32,434
4.05.01	Cash and Cash Equivalents at Beginning of the Year	736,880	736,880	569,606	569,606
4.05.02	Cash and Cash Equivalents at End of the Year	638,461	638,461	602,040	602,040

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 01/01/2009 03/31/2009

Consolidated
Account	Description	Capital	Capital Reserve	Revaluati on Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance Begining	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.02	Prior Year Adjustments	-	-	-	-	-	-	-
5.03	Balance Adjusted	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.04	Gain / Loss Period	-	-	-	-	81,546	-	81,546
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest Own Share	-	-	-	-	-	-	-
5.05.03	Other Destinations	-	-	-	-	-	-	-
5.06	Realization Profits Reserve	58,974	(58,974)	-	-	-	-	-
5.07	Adjustments Evaluation Equity	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Cumulative Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease Stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury Stocks	-	-	-	-	-	-	-
5.11	Other Capital Transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Closing Balance	5,599,320	153,168	-	-	(3,027,545)	-	2,724,943

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY REPORT	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date – 03/31/2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.	00.108.786/0001-65

06.01 NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Operational and financial context

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or acquire equity interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the provision of access to added value services, rendering other telecommunication services, in any other type of signal distribution of any sort, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

In the period ended on March 31, 2009, there were no changes in equity held in companies, except for the subsidiary Net Florianópolis Ltda. and subsidiaries absorbed by the Company on February 28, 2009, with absorbed asset base comprising the following:

Assets
Current	47,819

Long-term Assets	57,965
Investment	208,340
Property, Plant and
Equipment	56,115
Intangible	2,246

Non-current	324,666

Total assets	372,485

Liabilities
Current	48,401
Non-current	48,166

Total assets	96,567

Net asset base	275,918

The indirectly controlled companies EBS Empresa Brasileira de Sinais Ltda. and Zerelda Participações Ltda. were absorbed by the controlling shareholder 614 Telecomunicações Ltda. on March 31, 2009. These mergers did not affect the financial statements of the controlling company or the consolidated statements.

1. Operational and financial context - Continued

New acquisition subject to prior regulatory authorization

In August 29, 2008, the Company, EDP – Energias do Brasil S.A. and the other shareholders which operate under the ESC90 brand entered into “Private Instrument for Purchase and Sale of Shares” under which the Company has the objective of acquiring 100% of the stock representing the capital of ESC 90 Telecomunicações Ltda, major cable-TV and broadband service provider in the cities of Victoria and Vila Velha, state of Espírito Santo. The acquisition of control is subject to prior authorization from the Brazilian Telecommunications Agency (ANATEL – Agência Nacional de Telecomunicações). The financial commitment of R$ 94,600 resulting from this acquisition, on the date of its disclosure to the market, is subject to adjustments based on the contractual terms on the closing date.

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and in the United States of America.

The Company signed an agreement with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or Bovespa) to adopt differentiated corporate governance practices, thus becoming eligible for Level 2 listing, which was created to distinguish a select group of companies committing to differentiated corporate governance practices. The quarterly reporting data of the Company include the additional requirements of BOVESPA. Under the bylaws of the Company disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of Law 6404/76, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

Aiming at meeting needs for information on markets in which it operates, the Company prepares its quarterly reporting data in accordance with accounting principles generally accepted in the United States of America (USGAAP), which is disclosed at the same time as its corporate financial statements.

2. Preparation basis and presentation of the financial statements

Statements for the threemonth period were compiled on the basis of the same accounting practices as those used for the financial statements covering the period ended December 31, 2008, which must be read together with the quarterly information. Earnings for the quarter ended March 31, 2009 are not necessarily indicative of those to be expected for the full year 2009.

The Company's management authorized conclusion of the preparation of the three-month statements on April 27, 2009.

In accordance with CVM Ruling No. 565 of December 17, 2008, which approved the accounting pronouncement CPC 13 - Initial Adoption of Law No. 11638/07 and Provisional Measure No. 449/08, the Company determined the date of transition for the adoption of new accounting practices as December 31, 2007. On the initial adoption of Law No. 11638/07 and Provisional Measure No 449/08, there were no changes in accounting practices for which retrospective application would be required.

The Company has adopted the procedure of periodically reviewing estimated useful economic life of its fixed assets in order to determine depreciation rates. However, due to the adoption of the technical pronouncement on accounting practices known as "CPC - 04 - Intangible Assets", the license concessions of the subsidiaries Vivax and BIG TV, which were originally granted for a period of 15 years, renewable for equal and successive periods were reclassified to intangible assets with indefinite useful life, and their amortization ceased as of January 1, 2008. Therefore the original quarterly data for March 31, 2008 have been adjusted for the purpose of inclusion in the quarterly reporting data for March 2009 to reflect the reversion of the amortization of concessions in the amount of R$ 1,665. Additionally, due to Provisional Measure 449/08, the balance of R$ 1,097 under the "Non-operating income" item of 31 March 2008, was reclassified to the item "Other operating revenues and expenses", in order to ensure the adequacy and consistency with the current period.

In 2009, the Accounting Committee will be making new technical pronouncements on accounting practices pursuant to Law No. 11638/07. Management will continue to appraise the effects of future regulations for the Company's process of drawing up its financial statements.

2. Preparation basis and presentation of the financial statements - Continued

Differences in accounting practices between financial statements as compiled here and USGAAP

On March 31, 2009, the conciliation of corporate income and net equity with the quarterly information prepared in accordance with USGAAP is as shown below:

	03/31/2009

	Income for the	Net
	period	Equity

In accordance with Brazilian Corporation Law	81,546	2,724,943
Deferred adhesion charge revenue	(875)	(3,791)
Differences due to criteria in capitalizing expenses due to
subscriber installations	(119)	34,672
Deferring incentives received by suppliers of programming	540	(3,876)

Differences due to criteria in determining premium paid on
acquisitions of investments	(14,555)	506,567
Income tax	2,281	(219,520)
PP&E and deferred, including depreciation and amortization	3,829	(61,926)
Write-off of investments	452	(3,025)
Other	(1,249)	(5,652)

USGAAP	71,850	2,968,392

The nature of the main differences in accounting practices between the company’s quarterly information and USGAAP is as follows:

Premium paid on acquisitions of investments: In accordance with USGAAP, goodwill premium on acquisitions of companies is calculated after determining the fair value of all assets and liabilities; it is not amortized and is tested for impairment at least annually.

Income Tax: In accordance with USGAAP (SFAS 109 "Income Taxes"), tax on deferred income and social contribution must be recognized when there is a difference between the tax base and accounting base of assets and liabilities recorded in financial statements, except for the case of goodwill generated by combining business when tax on deferred income and social contribution must be recognized at the time of the actual tax benefit, reducing the balance of the goodwill generated on acquisition.

2. Preparation basis and presentation of the financial statements - Continued

Property, plant and equipment and deferred charges including Depreciation and amortization: The cost of property, plant and equipment assets in USGAAP differs from the cost determined by Brazilian Corporation Law because until 1997, Brazil was considered a high-inflation country and in accordance with USGAAP (SFAS 52 "Foreign Currency Translation"); purchases of non-monetary items on this period were converted at the historic dollar rate on the date of purchase, which is reflected in depreciation and amortization quotas. Additionally, assets acquired as part of the business combinations were recorded in USGAAP at their fair market value, while they remained at historical accounting value in corporate ledgers.

The consolidated quarterly reporting data includes information for Net Serviços de Comunicação S.A. and the companies in which the Company has shareholder control, directly or indirectly, whose fiscal reporting periods coincide with those of the controller company and accounting policies are uniform.

3. Cash and cash equivalents

	Controlling company		Consolidated

	03/31/2009	12/31/2008	03/31/2009	12/31/2009

Cash and banks	7,079	6,612	122,025	124,789
Banking deposit certificates	109,694	141,172	172,060	252,901
Exclusive funds	53,981	41,545	-	-
Fixed-income investment funds	-	-	344,376	359,190

	170,754	189,329	638,461	736,880

Bank deposit certificates (CDBs) are remunerated at an average rate of 100% of the CDI (11.08% in 2009). CDBs are issued by first-line banks with daily liquidity, guaranteed buyback, post-fixed remuneration as a percentage of the CDI rate, have daily valuation, are registered with the CETIP clearing corporation and have immediate and total portability.

Investments in fixed-income investment funds are represented by shares in exclusive fixed-income investment funds whose assets are private bonds - mainly CBD - and government bonds - mainly LFT, LTN, NTNB, NTNF and NTNI.

4. Current and non-current deferred and recoverable taxes

	Controlling company		Consolidated

	03/31/2009	12/31/2008	03/31/2009	12/31/2009

Recoverable taxes:
Income tax withheld at source	28,574	25,099	35,910	37,996
Recoverable federal taxes	3,496	6,184	33,718	94,041
Other	493	41	26,213	18,622

	32,563	31,324	95,841	150,659

Current	1,828	72	55,361	100,357
Non-Current	30,735	31,252	40,480	50,302

Deferred taxes:
Income tax:
Tax losses	-	-	261,672	266,085
Temporary differences	-	-	15,736	17,195

	-	-	277,408	283,280

Social contribution:
Negative base	-	-	96,844	98,413
Temporary differences	-	-	5,629	6,207

	-	-	102,473	104,620

			379,881	387,900

Tax credits resulting from goodwill in
the corporation	-	-	6,911	8,503

	-	-	386,792	396,403

Current	-	-	42,604	57,480
Non-Current	-	-	344,188	338,923

The estimated realization of deferred tax on tax losses, negative base for social contribution and temporary differences, determined based on the projection of future earnings discounted to present value based on the Company's weighted average cost of capital (WACC), submitted to and approved by the board of directors is as follows:

2009	52,790
2010	28,761
2011	41,126
2012	50,387
2013 to 2015	206,547
2016 to 2018	270

379,881

4. Current and non-current deferred and recoverable taxes - Continued

Tax credits corresponding to amortizable portions of taxable income short term were classified under "current assets.

Estimates of recovery of tax credits are supported by projections of taxable income taking into account a number of financial and business assumptions at the end of 2008. The estimates may not materialize in the future due to the uncertainties inherent in forecasts. However, during the quarter ended March 31, 2009, there were no changes in business or the assumptions used in projections of recovery of tax credits, which provide the grounds for their recognition or imply the need to revise the estimates and recognition of all or part of the tax credits.

The Company has not recognized as assets in tax benefits related to tax losses, the negative base and temporary differences of certain subsidiaries, which should be absorbed in accordance with the Company's corporate restructuring plan. These benefits are recognized to the extent they are realized, while restructuring depends on regulatory approval or has not been effected.

The Company and its subsidiaries have tax losses and negative basis of social contribution for calculating taxable income, to offset 30% of annual taxable income without a period of prescription for the following amounts:

	03/31/2009			12/31/2008

	Income tax	Social		Income tax	Social
		contribution:	Total		contribution:	Total

Consolidated	3,605,105	4,220,149	-	3,616,531	4,197,964	-
Tax credit	901,276	379,813	1,281,089	904,133	377,817	1,281,950
Recognized tax credit	(261,672)	(96,844)	(358,516)	(266,085)	(98,413)	(364,498)

Unrecognized tax credit	639,604	282,969	922,573	638,048	279,404	917,452

4. Current and non-current deferred and recoverable taxes - Continued

Reconciliation of income tax and social contribution expenses calculated by applying the tax rate combined with the costs charged to earnings is as follows:

	Controlling Company		Consolidated

	03/31/2009	03/31/2008	03/31/2009	03/31/2008

Profit before income and social contribution taxes	81,546	33,986	117,477	72,113

Income tax and social contribution at the nominal rate of 34%	(27,726)	(11,555)	(39,942)	(24,518)

Permanent exclusions (additions):
Nondeductible expenses	(7,773)	(2,300)	(3,164)	(7,598)
Income tax and social contribution equity	31,330	21,736	-	-
Non-taxable revenues	13,160	-	14,655	68

Other reconciliation items:
Income tax and social contribution on tax losses and negative
basis of the period, not constituted	(15,308)	(2,709)	(17,167)	(11,611)
Income tax and social contribution on temporary differences for
the period not constituted	6,304	(5,837)	3,540	(865)
Compensation for tax losses and negative base from previous
periods, not constituted in accounts	-	22	4,418	4,794

Others	13	598	1,729	1,558

Income tax and social contribution for the period	-	(45)	(35,931)	(38,172)

Effective rate	0.0%	(0.13%)	(30.60%)	(52.93%)

5. Investments

	Controlling Company		Consolidated

	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Investments in subsidiaries and associated companies	2,157,693	2,095,568	-	-
Goodwill - over market value of fixed assets (*)	24,545	24,339	-	-

	2,182,238	2,119,907	-	-
Other investments	2,556	3,000	2,711	3,163

	2,184,794	2,122,907	2,711	3,163

( * )Refers to the additional value of BigTV’s fixed assets subsidiary acquired on December 29, 2008.

During the period the premium over market value of fixed assets of BigTV’s fixed assets was adjusted by R$ 919 as per the final report on additional value of fixed assets.

5. Investments - Continued

Detailed information regarding the breakdown and transactions concerning investments as well as relevant information related to the subsidiaries are shown below:

a) Movement of investments and provisions for liability not covered

				Addition / write- off due to merger (**)
	Balances on		Interest on Equity		Equity	Balances on
Companies	12/31/2008	Additions	Capital		Earnings	03/31/2009

Investments in subsidiaries:
Net São Paulo Ltda.	704,291	-	(7,568)	19,213	31,172	747,108
Net Rio Ltda.	636,449	-	(6,745)	-	29,758	659,462
Net Anápolis Ltda.	-	-	-	2,771	(61)	2,710
Net Franca Ltda.	6,602	-	(68)	-	610	7,144
Net Recife Ltda.	5,657	-	-	-	75	5,732
Net Sul Comunicações Ltda.	271,551	-	(2,654)	-	17,176	286,073
Net São Carlos Ltda.	6,485	-	(69)	-	1,087	7,503
Net Indaiatuba Ltda.	3,647	-	(39)	-	304	3,912
Net Florianópolis Ltda.(**)	208,865	59,835	(1,392)	(275,918)	8,610	-
Reyc Comércio e Participações Ltda.	13,423	-	-	34,527	(2,809)	45,141
Net Bauru Ltda.	926	-	(107)	9,801	425	11,045
Net Ribeirão Preto Ltda.	4,281	-	(376)	32,840	1,155	37,900
Televisão a Cabo Criciúma Ltda. 634		-	-	-	38	672
Net Campo Grande Ltda.	-	-	(217)	21,391	475	21,649
Net Goiânia Ltda.	-	-	(360)	35,251	356	35,247
Net São José do Rio Preto Ltda.	-	-	(166)	16,629	588	17,051
Net Sorocaba Ltda.	-	-	(363)	35,917	1,084	36,638
614 Telecomunicações Ltda. –
BigTV	25,896	613	-	-	(5,410)	21,099
614 TVT Maceió S.A – BigTV	11,305	(303)	-	-	(1,975)	9,027
614 TVT Joao Pessoa S.A –
BigTV	9,199	(487)	-	-	172	8,884
Vivax Ltda.	186,357	-	(1,975)	-	9,314	193,696

	2,095,568	59,658	(22,099)	(67,578)	92,144	2,157,693
Liability exposure (*):
Horizon Line Brasil Ltda.	(15)	-	-	-	2	(13)

	2,095,553	59,658	(22,099)	(67,578)	92,146	2,157,680

(*) These amounts are classified in the heading related parties classified in the non current liability, deducted from the corresponding subsidiary companies' receivables.
(**) Additions refer to investments of Net Florianópolis, which was absorbed by the Company on February 28, 2009.

5. Investments - Continued

b) Relevant Information related to subsidiaries

	03/31/2009

						Effect on the
						Controlling
	Quotas	Shareholders		Income/		Company
Companies	(thousand)	Equity	Capital Stock	(Loss)	Investment	Results

Subsidiaries:
Net São Paulo Ltda.	43,972	747,108	497,759	31,708	747,108	31,172
Net Rio Ltda.	31,877,481	659,462	318,775	29,758	659,462	29,758
Net Franca Ltda.	3,097,554	7,144	30,976	610	7,144	610
Net Recife Ltda.	2,675,720	5,732	26,757	75	5,732	75
Net São Carlos Ltda.	8,800	7,503	8,800	1,087	7,503	1,087
Net Indaiatuba Ltda.	782,055	3,912	7,821	304	3,912	304
Net Sul Comunicações Ltda.	65,552,565	286,073	655,526	17,176	286,073	17,176
Net Florianópolis Ltda. (*)	-	-	-	-	-	8,610
Reyc Comércio e Participações Ltda.	3,420	45,141	313,262	(4,685)	45,141	(2,809)
Net Bauru Ltda.	26,480	11,045	33,100	932	11,045	425
Net Ribeirão Preto Ltda.	8,204,797	37,900	82,048	2,797	37,900	1,155
Vivax Ltda.	47,819,366	193,696	478,194	9,314	193,696	9,314
TV a Cabo Criciúma Ltda.	128	1,679	320	93	672	38
614 Telecomunicações Ltda.	71,061	21,099	71,062	(4,047)	21,099	(5,410)
614 TVT Maceió S.A	7,545	18,053	19,294	(3,951)	9,027	(1,975)
614 TVP Joao Pessoa S.A	6,218	17,768	15,656	343	8,884	172
Net Anápolis Ltda.	1,861,833	2,710	18,618	(102)	2,710	(61)
Net Campo Grande Ltda.	2,821,010	21,649	28,210	1,404	21,649	475
Net Goiânia Ltda.	10,755,851	35,247	107,559	1,584	35,247	356
Net São José do Rio Preto Ltda.	6,119	17,051	32,676	1,517	17,051	588
Net Sorocaba Ltda.	39,043	36,638	49,194	2,760	36,638	1,084

					2,157,693	92,144
Liabilities exposure ( ** ) :
Horizon Line Brasil Ltda.	85	(162)	1,039	23	(13)	2

					2,157,680	92,146

(*) The Extraordinary General Meeting held on 28 February 2009, approved the absorption of net assets at book-value of the subsidiary Net Florianópolis Ltda.
(**) These amounts are classified in the heading related parties classified in the non current liability, deducted from the corresponding subsidiary companies' receivables.

6. Property, plant and equipment

		Controlling company

	Average annual	Balances on		Acquisition			Balances on
	depreciation rate - %	12/31/2008	Additions	Net Florianópolis	Transfers	Write- offs	03/31/2009

Signals distribution network
Network central	10	2,513	4	8,373	-	-	10,890
Data Center	20	1,148	-	4,560	(2)	-	5,706
External network	8.33	12,732	286	52,317	(799)	-	64,536
Internal network	8.33	474	32	6,814	-	-	7,320
De-codifiers	20	7,732	60	14,367	1	(29)	22,131
Digital De-codifiers	20	-	499	9,987	-	-	10,486
Cable modem	20	106	6	3,175	1	-	3,288
Subscriber installations	16.67	6,126	921	25,988	-	-	33,035
Inventories to be used in	-	531		1,514			2,076
property, plant and equipment			55		19	(43)
Property, plant and equipment in process	-	23	-	-	(23)	-	-

		31,385	1,863	127,095	(803)	(72)	159,468
Property, plant and equipment
in own use
Software – Applications	33.33	5,463	(20)	49	470	-	5,962
Software – Corporate	20	-	(1)	-	-	-	(1)
Machinery and equipment	10	1,347	1	1,142	(1)	-	2,489
Furniture and fixtures	10	3,425	3	810	-	(1)	4,237
Installations	10	5,704	-	617	-	-	6,321
Improvements and buildings	4	766	11	825	-	-	1,602
Vehicles	20	320	-	138	-	-	458
Information technology	33.33	24,066	1,023	6,187			31,711
equipment					804	(369)
Tools	20	209	5	947	-	-	1,161
Land/ Properties	-	56	-	-	-	-	56
Others	Several	-	-	2	-	-	2

		41,356	1,022	10,717	1,273	(370)	53,998

		72,741	2,885	137,812	470	(442)	213,466

Accumulated depreciation		(46,439)	(2,902)	(81,697)	(41)	399	(130,680)

		26,302	(17)	56,115	429	(43)	82,786

6. Property, Plant and Equipment - Continued

		Consolidated

	Average annual	Balances on				Balances on
	depreciation rate - %	12/31/2008	Additions	Write- offs	Transfers	03/31/2009

Signals distribution network
Network central	10	302,834	12,755	(128)	2,830	318,291
Data Center	20	179,533	4,881	(85)	(91)	184,238
External network	8.33	1,775,045	32,608	(2)	702	1,808,353
Internal network	8.33	357,215	9,958	(16)	(2,296)	364,861
De-codifiers	20	412,949	378	(808)	(30,281)	382,238
Digital de-codifiers	20	548,674	76,120	(384)	85	624,495
Cable modem	20	159,784	299	(1,577)	(8,535)	149,971
Subscriber installations	16.67	893,020	62,079	(27)	(1,034)	954,038
Inventories to be used in property, plant and equipment	-	159,143	8,971	(8,741)	666	160,039
Property, plant and equipment in process	-	3,500	(17)	(4)	(2,141)	1,338

		4,791,697	208,032	(11,772)	(40,095)	4,947,862
Property, plant and equipment in
own use
Software – Applications	33.33	8,245	419	-	1,097	9,761
Software – Corporate	20	-	(1)	-	-	(1)
Machinery and equipment	10	41,732	154	(346)	(552)	40,988
Furniture and fixtures	10	24,785	231	(410)	(357)	24,249
Installations	10	26,249	320	(2)	(2,592)	23,975
Improvements and buildings	4	52,344	221	(1)	(851)	51,713
Vehicles	20	5,655	158	(16)	(60)	5,737
Information technology equipment	33.33	93,142	746	(826)	(658)	92,404
Tools	20	33,508	1,564	(3)	335	35,404
Land/ Properties	-	4,118	-	-	617	4,735
Right to use telephone line	-	-	-	-	-	-
Others	Several	48	-	-	-	48

		289,826	3,812	(1,604)	(3,021)	289,013

		5,081,523	211,844	(13,376)	(43,116)	5,236,875

Accumulated depreciation		(2,801,102)	(120,708)	4,896	44,129	(2,872,785)

		2,280,421	91,136	(8,480)	1,013	2,364,090

7. Intangible

	Balance on		Incorporation	Transfers /	Balances on
	12/31/2008	Additions	Net Florianópolis	Reversion	03/31/2009

Useful life undefined:
Goodwill on the acquisition of investments	2,105,107	-	7,457	(13,470)	2,099,094
License concessions	-	3,000	-	-	3,000
(-) Accumulated amortization	(211,314)	-	(7,171)	-	(218,485)

	1,893,793	3,000	286	(13,470)	1,883,609

Useful life defined:
Software	208,954	633	4,735	(470)	213,852
(-) Accumulated amortization	(151,943)	(4,042)	(2,775)	41	(158,719)

	57,011	(3,409)	1,960	(429)	55,133

	1,950,804	(409)	2,246	(13,899)	1,938,742

7. Intangible - Continued

	Consolidated

	Balance on		Transfers /		Balances on
	12/31/2008	Additions	Reversion	Write- offs	03/31/2009

Useful life undefined:
Goodwill on the acquisition of investments	2,342,124		(13,470)	-	2,328,654
Trademarks and Patents	21	-	-	-	21
License concessions	114,847	3,000	-	-	117,847
(-)Accumulated amortization	(392,100)	-	1,372	-	(390,728)

	2,064,892	3,000	(12,098)	-	2,055,794

Useful life defined :
Software	362,243	(642)	(2,442)	(2)	359,157
(-) Accumulated amortization	(225,820)	(8,158)	1,450	183	(232,345)

	136,423	(8,800)	(992)	181	126,812

	2,201,315	(5,800)	(13,090)	181	2,182,606

Intangible assets with defined useful life represented by rights to use software are amortized at the rate of 20% per annum based on estimated useful life or license period.

Concessions are recorded at acquisition cost determined by the companies acquired by the Company and were amortized by December 31, 2007. Amortization ceased as of January 1, 2008 due to the change in estimated useful life of these license concessions, now classified as indefinite.

The Company has goodwill charges due to the difference between acquisition price and the net shareholder equity of the subsidiaries, determined on acquisition date, and based on expectations of future profitability. These charges are no longer amortized as of December 31, 2008 and are tested for impairment annually.

During the period, the goodwill on future profitability determined for the acquisition of BigTV was adjusted by the reversion of R$ 9,552 placed in reserves in relation to the final payment made to former BigTV shareholders.

During the quarter ended on March 31, 2009, there was no indication of any reduction in the book value of the goodwill charges.

8. Loans and financing

			Effective Interest rate p.a.		Controlling Company

		Nominal Interest
National currency	Currency	rate p.a.	03/31/2009	12/31/2008	03/31/2009			12/31/2008

					Current	Non current	Total	Total

Finame	R$	TJLP + 3.15%	9.15%	9.15%	1,671	5,085	6,756	-
Bank credit notes –
Itaú BBA	R$	CDI + 1.20%	13.88%	13.62%	-	-	-	-

Total					1,671	5,085	6,756	-

Foreign Currency
Perpetual notes	US$	9.25%	11.75%	11.75%	3,365	347,280	350,645	353,845
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	19,424	463,040	482,464	476,181

Total					22,789	810,320	833,109	830,026

Total					24,460	815,405	839,865	830,026
Funding cost					(2,044)	(3,073)	(5,117)	(5,947)

Net value					22,416	812,332	834,748	824,079

			Effective Interest rate p.a.		Consolidated

		Nominal Interest
National currency	Currency	rate p.a.	03/31/2009	12/31/2008	03/31/2009			12/31/2008

					Current	Non current	Total	Total

Finame	R$	TJLP + 3.15%	9.15%	9.15%	45,736	145,808	191,544	178,738
Bank credit notes –
Itaú BBA	R$	CDI + 1.20%	13.88%	13.62%	8,925	170,000	178,925	173,370

Total					54,661	315,808	370,469	352,108

Foreign currency
Perpetual notes	US$	9.25%	11.75%	11.75%	3,365	347,280	350,645	353,845
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	19,424	463,040	482,464	476,181

Total					22,789	810,320	833,109	830,026

Total					77,450	1,126,128	1,203,578	1,182,134
Funding cost					(2,044)	(3,073)	(5,117)	(5,947)

Net value					75,406	1,123,055	1,198,461	1,176,187

8. Loans and financing - Continued

The installments classified in non-current liabilities

The installments classified in non-current liabilities excluding the perpetual notes which have no payment date, have the following payment schedule:

Year of maturity:	Controlling	Consolidated
	Company

2010	1,374	39,898
2011	1,832	223,197
2012	1,506	38,875
2013	373	13,789
2014	-	49
2017-2019	463,040	463,040

Total	468,125	778,848
Perpetual notes	347,280	347,280

Total	815,405	1,126,128

The Company has the option of paying off the perpetual bonds in the amount of R$347,280 as of November 27, 2009.

9. Debentures

On December 1, 2006, in its 6th issue, the Company issued 58,000 ordinary non-convertible, nominative book-entry debentures in a single series, without guarantee or preference, in a total nominal amount of R$ 580,000 and annual interest rate equivalent to CDI (interbank rate) + 0.70% .

The debentures issued and placed can be broken down as follows:

			Controlling Company and Consolidated

	Quantity in circulation		Balances on

	03/31/2009	12/31/2008	03/31/2009			12/31/2008

			Current	Non Current	Total	Total

Nonconvertible debentures, 6th issue in 2006	58,000	58,000	24,507	580,000	604,507	586,488
Funding cost			(581)	(2,135)	(2,716)	(2,859)

			23,926	577,865	601,791	583,629

The installments classified in non-current liabilities have the following payment schedule:

Controlling Company
Year of maturity:	and Consolidated

2010	145,000
2011	145,000
2012	145,000
2013	145,000

Total	580,000

9. Debentures - Continued

The main characteristics of the 6th issue of debentures are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company hold on October 23, 2006.

Total issue value	US$ 577,824 - net of issuance expenses of R$ 2.176.

Nominal unit value on the
issue date	Single issue - R$ 10

Total number issued	58,000 Debentures

Date issued	December 1, 2006

Final due date	December 1, 2013

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The amortization amount shall be of 25% of the Unit Nominal Amount of Debentures, on the respective dates: 1.December 1, 2010, December 1, 2011, December 1, 2012 and December 1, 2013.

Remuneration	Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day “Over extra group” (ID rate), plus exponential spread of 0.70% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 1st or on the immediate subsequent business day in the months of June and December of each year, and the last payment shall be made on December 1st, 2013.

Guarantees	Debentures shall be in cash without preemptive rights.

Company Obligations

The Company must comply with a number of covenants, some of which are as follows:
- The ratio of Consolidated Net Debt to EBITDA must not be kept at 2.5 or more.
- The ratio of Consolidated Net Interest Debt divided to EBITDA must be kept at 1.5 or more.
- Use of funds arising from the Issue in compliance with that provided in the Issue Deed.
-At all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
-Advise whenever there is any event of noncompliance with a pecuniary obligation.
-Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
-Keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
-Conduct all operations with related parties according to the ethical standards, which serve to guide such business.
-Keep insurance coverage according to the normally adopted practices of the Company, as described in the Definitive Prospectus.

On March 31, 2009, the Company was in compliance with the above mentioned financial indices.

10. Related parties transaction

The main asset and liability balances on March 31, 2009 and 2008, resulting from the transactions with related parties previously contracted which impact the results of the period are shown below:

Controlling company	Current Assets

					Interest on own capital
	Programming		Related parties		receivable		Total
	receivable

Companies	03/31/2009	12/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	12/31/2008

Controlled
Net Rio Ltda.	13,904	13,434	2,436	3,140	32,197	26,464	48,537	43,038
Net Brasília Ltda.	2,941	2,825	614	774	-	-	3,555	3,599
Net Campinas Ltda.	2,011	1,916	542	665	-	-	2,553	2,581
Net Belo Horizonte Ltda.	5,316	5,234	982	1,245	-	-	6,298	6,479
Net Recife Ltda.	816	800	72	97	262	262	1,150	1,159
Net São Carlos Ltda.	332	322	70	87	267	209	669	618
Net Sul Comunicações Ltda.	5,468	5,377	912	1,124	23,290	21,033	29,670	27,534
Net Campo Grande Ltda.	627	608	124	160	1,106	-	1,857	768
Net Goiânia Ltda.	764	739	269	351	306	-	1,339	1,090
Net Ribeirão Preto Ltda.	954	917	235	297	1,164	-	2,353	1,214
Net São Paulo Ltda.	26,350	25,471	4,873	6,231	37,736	30,409	68,959	62,111
Net Sorocaba Ltda.	576	562	206	251	309	-	1,091	813
DR-Empresa de Distrib. e Recep. de TV Ltda.	3,109	3,052	552	674	-	-	3,661	3,726
Net Paraná Comunicações Ltda.	2,836	2,722	621	781	-	-	3,457	3,503
Net Florianópolis Ltda.	-	1,913		645	-	8,591	-	11,149
Vivax Ltda.	-	-	2,344	2,648	9,341	7,662	11,685	10,310
TVC Oeste Paulista	-	-	51	-	-	-	51	-
TV Jacarandá Ltda.	-	-	32	-	-	-	32	-
614 TVP João Pessoa S.A.	-	-	81	-	-	-	81	-
614 TVT Maceió S.A.	-	-	81	-	-	-	81	-
614 Serviços de Internet João Pessoa S.A.	-	-	21	-	-	-	21	-
614 TVC Guarulhos S.A.	-	-	107	-	-	-	107	-
Others	3,434	3,351	784	973	1,291	510	5,509	4,834

	69,438	69,243	16,009	20,143	107,269	95,140	192,716	184,526

Controlling Company	Non Current Asset

			Advances for future capital
	Related Parties		increases		Total

Companies	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Controlled
Net Rio Ltda.	1	-	-	-	1	-
Net Brasília Ltda.	-	7	-	-	-	7
Net Campinas Ltda.	-	1	-	-	-	1
Net Belo Horizonte Ltda.	216	12	-	-	216	12
Net São Carlos Ltda.	-	-	4,490	4,490	4,490	4,490
Net Sul Comunicações Ltda.	11	-	-	-	11	-
Net Anápolis Ltda.	1,841	1,900	-	-	1,841	1,900
Net Bauru Ltda.	961	1,879	-	-	961	1,879
Net Campo Grande Ltda.	1	1,007	-	-	1	1,007
Net Goiânia Ltda.	2	5	-	-	2	5
Net Ribeirão Preto Ltda.	34	33	-	-	34	33
Net São José do Rio Preto Ltda.	-	2	-	-	-	2
Net São Paulo Ltda.	11	-	-	-	11	-
Net Paraná Comunicações Ltda.	-	5	-	-	-	5
Net Florianópolis Ltda.	-	19	-	-	-	19
Net Indaiatuba Ltda.	531	618	-	-	531	618
614 Telecom S.A.	22,352	-	-		22,352	-
Vivax Ltda.	24	52	-	-	24	52
Others	440	40	-	-	440	40

	26,425	5,580	4,490	4,490	30,915	10,070

10. Related parties transaction - Continued

Controlling Company	Current Assets

	Suppliers		Loans		Related parties		Total

Companies	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Controlled
Net São Paulo Ltda.	-	-	-	-	190	15	190	15
Net Rio Ltda.	-	-	-	-	29	35	29	35
Net Campinas Ltda.	-	-	-	-	45	3	45	3
Net São Carlos Ltda.	-	-	-	-	47	15	47	15
Reyc Comércio de Participação Ltda.	-	-	-	-	1,942	174	1,942	174
Vivax Ltda.	-	-	-	-	81	1	81	1
DR-Empresa de Distrib. e Recep. de TV Ltda.	-	-	-	-	39,944	-	39,944	-
Net Sul Comunicações Ltda.	-	-	-	-	9,857	-	9,857	-
Horizonte Sul	-	-	-	-	10,084	-	10,084	-
Net Sorocaba Ltda.	-	-	-	-	-	6	-	6
Others	-	-	-	-	173	6	173	6

	-	-	-	-	62,392	255	62,392	255
Shareholders
Emp. Brasil. de Telecom. S.A. –
Embratel	-	-	-	-	5,663	4,004	5,663	4,004

	-	-	-	-	5,663	4,004	5,663	4,004
Associated Companies
Net Brasil S.A.	36,660	604	-	-	-	-	36,660	604
Globosat Programadora Ltda.	358	45	-	-	-	-	358	45
Claro S.A	-	-	-	-	53	140	53	140
Editora Globo S.A.	31	12	-	-	-	-	31	12
Banco Inbursa S.A.	-	-	19,193	8,556	-	-	19,193	8,556

	37,049	661	19,193	8,556	53	140	56,295	9,357

	37,049	661	19,193	8,556	68,108	4,399	124,350	13,616

Controlling Company	Non-current liabilities

	Loans		Related Party		Provision for liabilities		Total
					uncovered

Companies	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Controlled
Net São Paulo Ltda.	-	-	9	640	-	-	9	640
Net Rio Ltda.	-	-	-	383	-	-	-	383
Net Brasília Ltda.,	-	-	87	7	-	-	87	7
Net Ribeirão Preto Ltda.	-	-	-	33	-	-	-	33
Horizon Line Brasil Ltda.	-	-	13	-	13	15	26	15
Net Florianópolis Ltda.	-	-	-	4	-	-	-	4
Net Sul Comunicações Ltda.	-	-	22	-	-	-	22	-
614 TVC Guarulhos	-	-	9	-	-	-	9	-
TVC Interior S.A.	-	-	983	-	-	-	983	-
Net Belo Horizonte Ltda.	-	-	12	-	-	-	12	-
Vivax Ltda.	-	-	567	26	-	-	567	26
Others	-	-	83	42	-	-	83	42

	-	-	1,785	1,135	13	15	1,798	1,150
Associated Companies
Banco Inbursa S.A.	459,969	464,269	-	-	-	-	459,969	464,269

	459,969	464,269	-	-	-	-	459,969	464,269

	459,969	464,269	1,785	1,135	13	15	461,767	465,419

10. Related parties transaction – Continued

Controlling company	Operating income

	Services revenue and
	pass thru' of		Revenue from					Programming /
	administrative		telecommunications			Telecommunications		Commission /
	expenses		leases	Financial		expenses		Programming guide	Total

Companies	03/31/2009	12/31/2008	03/31/2009	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2009	03/31/2008

Controlled
Net Belo Horizonte Ltda.	5,652	5,672	-	2	(2)	-	-	-	5,654	5,670
Net Rio Ltda.	14,125	14,922	-	1	1,571	-	-	-	14,126	16,493
Net Recife Ltda.	421	637	-	-	-	-	-	-	421	637
Net Brasília Ltda.	3,552	3,212	-	(1)	(1)	-	-	-	3,551	3,211
Net Jundiai Ltda.	-	4,986	-	-	-				-	4,986
Net Campinas Ltda.	2,998	2,959	-	1	-	-	-	-	2,999	2,959
Net São Carlos Ltda.	401	300	-	-	-	-	-	-	401	300
Net Franca Ltda.	317	242	-	-	1	-	-	-	317	243
Net Sul Comunicações
Ltda.	5,057	5,300	-	(1)	(2)	-	-	-	5,056	5,298
Net São Paulo Ltda.	28,059	26,834	-	1	(12)	-	-	-	28,060	26,822
DR-Emp.de Distrib. e
Recep. De TV Ltda.	3,105	2,789	-	-	3	-	-	-	3,105	2,792
Net Paraná Comunicações
Ltda.	2,692	3,362	-	-	(1)	-	-	-	2,692	3,361
Net Florianópolis Ltda.	-	2,424	-	-	54	-	-	-	-	2,478
Net Sorocaba Ltda.	1,081	993	-	-	6	-	-	-	1,081	999
Net Goiânia Ltda.	1,573	1,478	-	-	(1)	-	-	-	1,573	1,477
Net Indaiatuba Ltda.	141	101	-	16	12	-	-	-	157	113
Net Anápolis Ltda.	193	163	-	53	36	-	-	-	246	199
Net Bauru Ltda.	532	372	-	27	68	-	-	-	559	440
Net Campo Grande Ltda.	724	643	-	-	82	-	-	-	724	725
Net Ribeirão Preto Ltda.	1,359	1,078	-	-	61	-	-	-	1,359	1,139
Net Maringá Ltda	247	271	-	-	1	-	-	-	247	272
Net Londrina Ltda	429	525	-	-	-	-	-	-	429	525
Net São José Rio Preto
Ltda.	581	476	-	-	37	-	-	-	581	513
TV Cabo Criciúma Ltda.	125	4,858	-	-	-	-	-	-	125	4,858
TVC Oeste Paulista	113	-	-	-	-	-	-	-	113	-
TV Jacarandá Ltda.	91	-	-	-	-	-	-	-	91	-
614 Serv. De Internet
JoãoPessoa S.A.	112	-	-	-	-	-	-	-	112	-
614 TVG Guarulhos	233	-	-	-	-	-	-	-	233	-
614 Telecom S.A.	-	-	-	210	-				210	-
TVC Interior S.A.	124	-	-	(1)	-	-	-	-	123	-
Vivax Ltda.	12,893	5,565	-	-	3	-	-	-	12,893	5,568
Others	2,204	430	-	-	(55)	-	-	-	2,204	375

	89,134	90,592	-	308	1,861	-	-	-	89,442	92,453

Emp. Brasil. de Telecom.
S.A. – Embratel	-	-	3,012	-	-	(7,913)	(2,055)	-	(4,901)	(2,055)

	-	-	3,012	-	-	(7,913)	(2,055)	-	(4,901)	(2,055)
Associated Companies
Net Brasil S.A.	-	-	-	-	-	-	-	(3,172)	(3,172)	-
Globosat Programadora
Ltda.	-	-	-	-	-	-	-	(7)	(7)	-
Infoglobo Comunicações
Ltda.	-	-	-	-	-	-	(1)	-	-	(1)
Editora Globo S.A.	-	-	-	-	-	-	-	(96)	(96)	-
Banco Inbursa S.A	-	-	-	(6,337)	-	-	-	-	(6,337)	-
Claro S.A.	-	-	-	-	-	(131)	(175)	-	(131)	(175)

	-	-	-	(6,337)	-	(131)	(176)	(3,275)	(9,743)	(176)

	89,134	90,592	3,012	(6,029)	1,861	(8,044)	(2,231)	(3,275)	74,798	90,222

10. Related parties transaction - Continued

Consolidated	Current Assets				Total

	Receivables		Related parties		Assets

Companies	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	29,761	17,356	29,761	17,356

Associated Companies
Globosat Programadora Ltda.	114	202	-	-	114	202

	114	202	29,761	17,356	29,875	17,558

Consolidated	Current Liabilities						Total

	Suppliers		Programming suppliers		Loans		Current Liabilities

Companies	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	36,119	28,122	-	-	-	-	36,119	28,122

	36,119	28,122	-	-	-	-	36,119	28,122
Associated Companies
Net Brasil S.A.	-	-	90,436	87,669	-	-	90,436	87,669
Globosat Programadora Ltda.	-	-	11,020	10,463	-	-	11,020	10,463
Brasilcenter Comunicações Ltda.	155	-	-	-	-	-	155	-
Claro S.A.	338	906	-	-	-	-	338	906
Americel S.A.	86	101	-	-	-	-	86	101
Editora Globo S A.	975	992	-	-	-	-	975	992
Banco Inbursa S.A	-	-	-	-	19,193	8,556	19,193	8,556

	1,554	1,999	101,456	98,132	19,193	8,556	122,203	108,687

	37,673	30,121	101,456	98,132	19,193	8,556	158,322	136,809

Consolidated	Non Current Liabilities

	Loans		Deferred revenues		Total

Companies	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	100,523	93,912	100,523	93,912

	-	-	100,523	93,912	100,523	93,912
Associated Companies
Banco Inbursa S.A.	459,969	464,269	-	-	459,969	464,269

	459,969	464,269	100,523	93,912	560,492	558,181

10. Related parties transaction - Continued

Consolidated	Operating income

	Rental Revenues				Expenses		Programming/
	Telecommunications		Financial		Telecommunications		Sales commission		Programming guide		Total

Companies	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008

Shareholders
Emp. Brasil. de Telecom.
S.A. – Embratel	95,619	43,787	(4,426)	(657)	(50,562)	(31,454)	-	-	-	-	40,631	11,676

	95,619	43,787	(4,426)	(657)	(50,562)	(31,454)	-	-	-	-	40,631	11,676
Associated Companies
Net Brasil S.A.	-	-	-	-	-	-	(158,463)	(122,530)	-	-	(158,463)	(122,530)
Globosat Programadora
Ltda.	532	612	-	-	-	-	(1,325)	(16,296)	-	-	(793)	(15,684)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(2,941)	(2,888)	(2,941)	(2,888)
Infoglobo Comunicações
Ltda.	-	-	-	-	-	(1)	-	-	-	-	-	(1)
Claro S.A.	-	-	-	-	(575)	(1,191)	-	-	-	-	(575)	(1,191)
Brasilcenter Comunicações
Ltda.	-	-	-	-	-	(3,279)	-	-	-	-	-	(3,279)
Americel S.A.	-	-	-	-	(252)	(135)	-	-	-	-	(252)	(135)
TESS S.A.	-	-	-	-	-	(44)	-	-	-	-	-	(44)
Banco Inbursa S.A.	-	-	(6,337)	-	-	-	-	-	-	-	(6,337)	-

	532	612	(6,337)	-	(827)	(4,650)	(159,788)	(138,826)	(2,941)	(2,888)	(169,361)	(145,752)

	96,151	44,399	(10,763)	(657)	(51,389)	(36,104)	(159,788)	(138,826)	(2,941)	(2,888)	(128,730)	(134,076)

The balances of debits and credits with related companies are subject to 12% pa interest charges, with indefinite due date.

11. Contingencies, risks and obligations related to judicial cases

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed it has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

	Controlling Company

	03/31/2009			12/31/2008

		Judicial
	Provision	deposits	Net	Net

Labor	1,025	(369)	656	406
Civil	1,603	(369)	1,234	299
Tax	267,970	-	267,970	235,288
Social Security	181	-	181	175

Total	270,779	(738)	270,041	236,168

11. Contingencies, risks and obligations related to judicial cases - Continued

	Consolidated

	03/31/2009			12/31/2008

		Judicial
	Provision	deposits	Net	Net

Labor	46,627	(5,903)	40,724	38,364
Civil	37,182	(735)	36,447	34,235
Tax	625,820	(51,936)	573,884	557,023
Social Security	6,921	(1,669)	5,252	5,154

Total	716,550	(60,243)	656,307	634,776

Controlling company	Labor	Civil	Tax	Social Security	Total

Balances on December 31, 2008	718	667	235,288	175	236,848
Addition to provision	174	50	4,965	-	5,189
Currency adjustments	-	2	2,473	1	2,476
Use and Reversions	(258)	(19)	(5,854)	-	(6,131)
Merger Florianópolis	391	903	31,098	5	32,397

Balances on March 31, 2009	1,025	1,603	267,970	181	270,779

Judicial deposits	(369)	(369)	-	-	(738)

Net balance of the contingencies	656	1,234	267,970	181	270,041

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on December 31, 2008	46,704	34,969	607,273	6,989	695,935
Additions to the provision	4,137	4,935	19,888	-	28,960
Currency adjustments	233	45	8,424	87	8,789
Use and Reversions	(4,447)	(2,767)	(9,765)	(155)	(17,134)

Balances on March 31, 2009	46,627	37,182	625,820	6,921	716,550

Judicial deposits	(5,903)	(735)	(51,936)	(1,669)	(60,243)

Net balance of the contingencies	40,724	36,447	573,884	5,252	656,307

The provisions for contingencies related to employee claims, civil law liability, tax and social security showed no significant changes in relation to the amounts reported in the financial statement of 2008.

The social tax charges and contributions determined and collected by the Company and its subsidiaries, and the respective income tax declarations, tax and corporate ownership records may be examined by the tax authorities for certain periods as stated in the applicable legislation.

12. Net shareholder equity

Capital Stock

On February 10, 2009, 1,408,161 common shares and 2,816,320 preference shares were issued arising from the tax benefit resulting from the amortization of goodwill entered against the special goodwill reserve from absorbing Globotel Participações SA in the amount of R$ 58,974, pursuant to CVM Instruction No. 319/99. On March 31, 2009, our share capital is represented by 114,459,685 common shares and 228,503,916 preferred shares.

Share capital may be raised to a maximum of R$ 6,500,000 irrespective of statutory amendment as per Article 168 of Law No. 6404/76, as agreed by the board of directors who will determine conditions for the issue as per Article 170, paragraph 1 of Law No. 6404/76.

The ownership structure of the Company's capital stock is the following:

	03/31/2009			12/31/2008

	Common	Preferred	Total	Common	Preferred	Total

Globo Organization
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.5%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.3%	1.9%	0.8%	1.1%
Telmex Group
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%
Empresa Brasileira de Telecomunicações S.A. – Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%
Other shareholders	0.6%	86.3%	57.6%	0.6%	86.3%	57.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	114,459,685	228,503,916	342,963,601	113,051,524	225,687,596	338,739,120

The bylaws determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of Law No. 6404/76, taking the balance available on an aggregate basis.

13. Financial results

	Controlling Company		Consolidated

	03/31/2009	03/31/2008	03/31/2009	03/31/2008

Income:
Interest on loans to subsidiaries and associated companies	1,232	2,219	1,890	-
Financial investments	4,620	1,862	16,805	13,616
Interest on late monthly payments	-	-	54	3,751
Currency adjustments	-	1	261	950
Foreign exchange fluctuations	-	-	-	(40)
Interest on tax credits	794	437	1,592	656
Discounts obtained	-	144	-	349
Fines	64	-	3,746	-

	6,710	4,663	24,348	19,282

Expenses:
Financial charges on loans and debentures	(39,017)	(23,071)	(48,463)	(30,305)
Financial charges – Associated Companies	(1,476)	(85)	(1,960)	(383)
Price level restatements and foreign exchange fluctuations
and others	(488)	73	(2,414)	1,391
Price level restatements and foreign exchange fluctuations
on loans	7,886	3,488	7,779	3,428
Financial charges on provisions for contingencies	(1,682)	100	(5,855)	(3,965)
CPMF	-	(118)	-	(770)
PIS and COFINS taxes on income	(2,050)	(544)	(2,571)	(568)
Earnings (losses) from Hedge/Swap operations	4,814	933	4,814	933
IOF tax on bank current account	328	2,529	(3,247)	1,954
Interest on suppliers and discounts extended	(3)	(10)	(212)	(365)
Discounts extended	(20)	-	(1,421)	(334)
Monetary and exchange-rate variations on programming	19	(7)	81	(727)
Others	(536)	(1,107)	(3,221)	(2,592)

	(32,225)	(17,819)	(56,690)	(32,303)

Net Financial Expenses	(25,515)	(13,156)	(32,342)	(13,021)

14. Employee benefits

Benefits:

In addition to the usual benefits provided in labor legislation, the Company and its subsidiaries provide a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company and its subsidiaries. Expenses for these benefits accumulated during the period ended on March 31, 2009, totaled R$ 8,283 (R$ 6,940 on March 31, 2008).

The Company and its subsidiaries have variable remuneration plans and retainers for a select number of members of the board in the form of profit sharing. Having reached the targets set for the current period, the Management registered an expense of R$ 39,838 (R$ 36,188, on March 31, 2008).

15. Financial instruments

a) General Considerations

The Company is exposed to market risk arising from their operations, and it uses derivatives as hedges to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company has foreign currency debts, interest charges and accounts payable to suppliers of equipment and programming content. Therefore our earnings are sensitive to varying exchange rates, in particular for the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. These instruments are managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has formal risk management policy. The Financial Committee provides supports for the Company's Board of Directors and consists of one member from each of the main shareholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from operating cash flow rather than gains on financial markets. The results obtained by using internal controls to manage risks were satisfactory for the objectives proposed.

b) Market value

The market values and carrying amount of financial instruments are shown below:

	Controlling Company		Consolidated

	03/31/2009		03/31/2009

	Book value	Market Value	Book Value	Market Value

Debentures – 6th issue	604,507	606,442	604,507	606,442
Perpetual notes	350,645	275,980	350,645	275,980
Banco Inbursa S.A	482,464	488,917	482,464	488,917
Banco Itaú BBA	-	-	178,925	179,594
Finame	6,756	6,756	191,544	191,544

	1,444,372	1,378,095	1,808,085	1,742,477

15. Financial instruments - Continued

c) risks impacting the business of the Company and its subsidiaries:

Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais, while the Company pays suppliers of equipment and programming content in foreign currencies.

The Company’s foreign currency exposure on March 31, 2009, is shown below:

Consolidated

Debt in US dollars:
Short-term:
Interest on loans and financing	22,789
Suppliers of equipment	24,220
Programming Supplies	2,651

49,660
Long term:
Loans and Financings	810,320

Liabilities in American Dollars	859,980

The Company acquired non-speculative derivatives instruments to hedge its foreign currency exposure. These transactions aim at minimizing the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts represented by Banco Votorantin., HSBC, and Banco Santander.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and/or TJLP).

15. Financial Instruments - Continued

The Company's exposure to fluctuating interest rates as of March 31, 2009, is shown below:

Consolidated

Debentures, 6th issue	604,507
Finame	191,544
CCB-Banco Itaú S.A.	178,925

Liability exposure	974,976

Financial investments denominated in reais	516,436

Net exposure	(458,540)

Credit risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with a number of financial institutions and do not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Unibanco Asset Management - Banco de Investimento S.A. Custody and control of the funds are under the responsibility of Banco Itaú, and risk management is performed by Risk Office. The Company's management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base.

The Company only contracts hedges foreign exchange to protect part of accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be geared to the US dollar, and payments of interest charges on short-term debt. For the 12-month period as of closing these financial statements, the Company had a hedge position of R$ 320,424 relating to 100% of interest charges on loans in foreign currency, and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, and a Perpetual Bond, which has no maturity date.

15. Financial instruments - Continued

Values of financial derivatives are summarized below:

	Reference value				Cumulative effect
Description	(notional)		Fair Value		(current period)

					Amount receivable /	Amount payable
	03/31/2009	12/31/2008	03/31/2009	12/31/2008	(received)	/ (paid)

“Swaps” agreement
Asset position
Foreign currency	320,424	164,524	316,344	157,993	5,361	-
Liability position
Ratios (Dollar vs. CDI)	79,643	71,044	76,757	65,446	-	886
Rates (PRE) (NDF)	240,781	93,480	236,272	91,523	-	1,160

	-	-	3,315	1,024	5,361	2,046

The receivable of R$ 3,315 is recognized on the balance sheet under "other credits and values". During the 3-month period ended on March 31, 2009, the Company recognized a gain of R$ 4,814, under the heading hedge / swap gains (losses).

The following table shows management's sensitivity analysis and the effect on the Company's cash flow of transactions involving financial derivatives outstanding on March 31, 2009:

Scenario - appreciation of Brazilian currency (R$ / US$) and higher CDI rate

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs. CDI	1,982	(17,806)	(37,595)
NDF	5,658	(54,496)	(114,651)

Scenario - depreciation of Brazilian currency (R$ / US$) and lower CDI rate

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs. CDI	1,982	21,771	41,560
NDF	5,658	65,884	125,969

15. Financial instruments - Continued

1 – American Dollars (US$) vs. CDI

On March 31, 2009, the Company has five contracts of this type, whose notional aggregate value is US$ 34,400,000 due between April and February 2010, with its positions short in dollars and long in CDI-geared assets, with the aim of converting short-term debt in dollars to CDI-geared debt.

The probable scenario assumes an exchange rate of R$ 2.3297 = US$ 1 and a CDI rate of 11.03% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$ 1.75) and a 25% increase in the CDI (to 13.79%), generating a loss of R$ 17,806. In the remote adverse scenario, with the Brazilian real appreciating against the dollar by 50% (R$ 1.16), with the CDI rate also increasing 50% (16.55%), we find a loss of R$ 37,595, for the above mentioned outstanding contracts.

While the possible adverse scenario would be a devaluation of the Brazilian real against the dollar of 25% (R$ 2.91) and a reduction in the CDI rate of 25% (8.27%), generating a gain of R$ 21,771. In the remote adverse scenario, in which there is a depreciation of the Brazilian real against the dollar of 50% (R$ 3.49), with the CDI rate also 50% lower (5.52%), we find a gain of R$ 41,560 on the above mentioned outstanding contracts.

2 - NDF (no delivery future contract)

The Company has 13 contracts comprising a long position in dollars in the notional amount of R$ 104,000,000 due between in April and December 2009. The probable scenario reflects BMF quotations as of March 31, 2009, with the exchange rate at R$ 2.3297 / US$ 1. The possible adverse scenario would be the Brazilian real recovering against the US dollar by 25% (R$ 1.75) or the Brazilian real depreciating against the dollar by 25% (R$ 2.91 / US$ 1), while the remote adverse scenario would be the Brazilian real appreciating against the dollar by 50% (R$ 1.16 / US$ 1) or the Brazilian real appreciating against the dollar by 50% (R$ 3.49 / US$ 1).

In the probable scenario with the Brazilian real rising, the Company would show a gain of R$ 5,658 if it had settled its contracts on March 31, 2009, while in the adverse scenario the company would have had a loss of R$ 54,496. For the remote scenario, the loss would be R$ 114,651.

15. Financial instruments - Continued

In the probable scenario of the Brazilian real depreciating, the Company would have a gain of R$ 5,658 if it had settled its contracts on March 31, 2009, while in the adverse scenario the Company would have a gain of R$ 65,884, and in the remote scenario there would be a gain of R$ 125,969.

As of March 31, 2009, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar's appreciating or depreciating against the Brazilian real.

16. Commitments and guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the Companies by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. The total amount of the letters of guarantee is presented as follows:

	03/31/2009		12/31/2008

	Controlling	Consolidated	Controlling	Consolidated
	Company		Company

Net Rio Ltda.	-	237,666	-	248,408
Reyc Comércio e Participações Ltda.	-	9,154	-	8,895
Antenas Comunitárias Brasileira Ltda.	-	7,166	-	6,963
Others	7,521	20,760	7,308	18,162

	7,521	274,746	7,308	282,428

The Company has offices leased for an average duration of 60 months and pole rental contracts in the major cities in which it operates, for an average duration of 120 months. The expenses arising from these contracts are shown below:

Nature of contract	03/31/2009	03/31/2008

Offices	3,838	2,706
Poles and ducts	17,849	15,127

17. Subsequent event

On April 22, 2009, a final Anatel resolution was published, Anatel Resolution No. 528, prohibiting pay-television providers from charging subscribers for more than one outlet per household. The Associação Brasileira de TV por Assinatura, or the ABTA (the Brazilian Pay TV Association), is expected to file an administrative appeal to Resolution No. 528 with Anatel in the next few days. Management cannot predict the outcome of such administrative appeal, and, as a result, the Administration is currently unable to assess the impact of Resolution No. 528 on Company’s business, cash flows and results of operations. Management estimate that approximately 4% of the Company’s revenues for the year ended December 31, 2008, were derived from fees for multiple outlets. Depending the outcome of the ABTA administrative appeal, the ABTA may also request that a federal district court allow the Company to continue to charge for multiple outlets within the same household. There can, however, be no assurance that the Company will be able to charge customers for multiple outlets until such administrative and legal challenges are definitively resolved or that such challenges will ultimately succeed. This could have a material adverse effect on Company’s business, cash flows and results of operations.

12.01 COMMENTS OF THE CONSOLIDATED PERFORMANCE IN THE QUARTER

March/2009

OPERATING PERFORMANCE

The Company closed the quarter with 8,813,000 Revenue Generating Units (“RGUs”), a 57% increase year-on-year. RGUs comprise the sum of pay TV, broadband, voice and digital video services.

Pay TV net additions totaled 276,000 new clients in the quarter, 222% higher than in 1Q08. The subscriber base closed the quarter with 3,347,000 clients, a 31% increase over the 2,561,000 in 1Q08, thanks to the 26% organic growth and the 112,000 clients from the consolidation of BIGTV. The Digital Video base had 956,000 clients, 46% up on 1Q08, representing a 29% penetration over the total pay TV base. Churn rate in the past 12 months was 15.0% , returning to the levels before the increase following the acquisition of Vivax, which used to present a higher churn rate. Of the total number of disconnections, 60% were requested by clients, with the main reason being moving to areas not covered by the Company.

Broadband net additions totaled 235,000 in 1Q09, an increase of 43% year-on-year. Subscriber base totaled 2,452,000, a 54% increase over the 1,588,000 subscribers in 1Q08, considering the 50% organic growth and the 68,000 BIGTV subscribers. Accordingly, bidirectional household penetration reached 32% and, of the pay TV base, 73%. Churn rate rose from 17.9% in 1Q08 to 19.2% in 1Q09. Though disconnections in absolute numbers remained similar, churn rate percentage is higher because the Broadband base is smaller than Pay TV base, because of the increase in the number of products per household, given that a disconnection involves cancellation all the services.

NET Vírtua 5G, the fifth generation broadband service that allows ultra-high access speeds through the new network frequency management system, Docsis 3.0, won the ‘2008 Info Broadband’ award from the Info Exame magazine and was elected the readers’ favorite broadband service for the fourth year in a row. In a comparison with other products, Net Virtua 60 Mega was adjudged to be the “the fastest in all the broadband tests performed by Infolab, in both download and upload”.

Fixed Telephony net additions totaled 256,000 in the quarter, with 56,000 as a result of number portability. The number of Lines in Service closed the quarter at 2,058,000, a 154% year-on-year increase.

Net Fone.com sales remained strong despite the economic slowdown and stricter credit criteria adopted by the Company. The subscriber base closed the quarter with 207,000 clients, 25% more than in 4Q08.

The Company did not receive more downgrade requests in 1Q09 than the historical levels. Excluding the Net Fone.com subscriber base, the pay TV and broadband subscriber mix remained virtually stable in relation to 1Q08.

In 1Q09, ARPU stood at R$ 132.98, 0.1% down from the R$ 133.13 in 1Q08, due to the stabilization of NET’s ARPU resulting from the strategy of seeking growth opportunities in new market segments, specially through Net Fone, in addition to the ARPU dilution caused by the consolidation of BIGTV, whose ARPU was R$ 94.13 in 1Q09. Excluding the effect of BIGTV, ARPU would have come to R$ 134.02, 0.7% up on 1Q08.

* BIGTV’s numbers are included in the financial and operating information of 1Q09 but not in the financial and operating information of 1Q08 and in 4Q08 are included only in the balance sheet.

FINANCIAL PERFORMANCE

Gross Revenue was R$ 1,417.2 million in the quarter, 31% up on the R$ 1,084.3 million in 1Q08, chiefly due to the increase in subscription revenue as a result of the acquisition of new households and the sale of more products to each client. BIGTV’s gross revenue totaled R$ 35,2 million in 1Q09.

Subscription revenue was R$ 1,239.5 million in the quarter, 27% more than the 1Q08 total of R$ 974.0 million. This increase was driven by the subscriber base growth, the annual price increase on clients’ agreements based on the IGP-M inflation index and the consolidation of BIGTV. BIGTV’s subscription revenue totaled R$ 34,2 million in 1Q09. As a percentage of gross revenue, subscription revenue stood at 87.5% in 1Q09.

Hook-up revenue rose 353%, from R$ 6.4 million in 1Q08 to R$ 29.0 million in 1Q09, mainly due to the increase in the number of Net Digital HD Max and NetFone.com subscribers.

Pay-per-view (“PPV”) revenue was R$ 21.2 million in 1Q09, against R$ 34.1 million in 1Q08, down 38%. Despite the 35% increase in the Sócio Premiere base, the flagship PPV product and the 32% upturn in the BBB9 base, PPV revenue was lower due to the new business model in which revenue is shared with suppliers, net of costs. If the current PPV model were in effect in 1Q08, revenue in that quarter would have been R$ 19.5 million, and revenue growth would have been 8.7% .

Other revenues rose from R$ 69.8 million in 1Q08 to R$ 127.5 million in 1Q09, representing a 83% increase, mainly due to the growth in revenue from voice services, Embratel PME and Vivax Telecom.

Sales deductions stood at R$ 334.9 million in the quarter, 31% more than the R$ 254.8 million in 1Q08, due to the growth in revenues in general. As a percentage of gross revenue, Sales Deductions remained virtually stable at 23.6% .

As a result of the above factors, Net Revenue ended the quarter at R$ 1,082.2 million, 30% higher than the R$ 829.5 million in 1Q08.

Operating costs totaled R$ 515.9 million in the quarter, 31% higher than the R$ 395.1 million in 1Q08, remaining stable as a percentage of net revenue at 47.7% in the periods compared. The main variations are due to the items below:

Programming and Royalties costs climbed 20%, from R$ 204.4 million in 1Q08 to R$ 245.9 million in 1Q09, chiefly due to the subscriber base growth and the annual contractual adjustment of prices by certain channels based on the IGP-M index. As a percentage of net revenue, Programming and Royalties costs declined from 24.6% in 1Q08 to 22.7% in1Q09 due to the greater diversification of revenue source and the new PPV agreement model. It is worth mentioning that the contracts with channels, including international providers, are denominated substantially in Brazilian Reais.

Network Maintenance and Subscriber costs rose 24%, from R$ 36.1 million in 1Q08 to R$ 44.8 million in 1Q09, driven by the contractual increase in post rentals, increased network power consumption and the higher number of bidirectional homes, pushing up network maintenance costs. As a percentage of net revenue, these costs decreased from 4.3% in 1Q08 to 4.1% in 1Q09.

Loyalty Marketing Costs dropped by 10% in the quarter, from R$ 3.9 million in 1Q08 to R$ 3.5 million in 1Q09, caused the decrease in printed program schedules. As a percentage of net revenue, these edged down from 0.5% in 1Q08 to 0.3% in 1Q09.

Payroll and Benefits costs rose 36% in the quarter, from R$ 45.7 million in 1Q08 to R$ 62.3 million in 1Q09, mainly driven by the increase in field service personnel for maintenance and home installations. As a percentage of net revenue, these expenses remained stable at 6.0% in the periods compared.

Other Operating Expenses rose 52%, from R$ 105.2 million in 1Q08 to R$ 159.5 million in 1Q09, mainly due to the higher spending on bandwidth consumption due to the growth in the broadband client base and the increase in call center expenses resulting from the new regulations and growth of the Net Combo subscriber base, which involves more complex customer service. As a percentage of net revenue, these expenses rose from 12.7% in 1Q08 to 14.7% in 1Q09.

Selling, General and Administrative Expenses (SG&A) totaled R$ 282.7 million in the quarter, a 35% increase over the R$ 209.3 million in 1Q08, the reasons being the following:

Selling Expenses were R$ 105.7 million in 1Q09, a 54% increase over the R$ 68.7 million in 1Q08, due to the sales force growth and higher commissions as a result of higher sales volumes. In addition, expenses with advertising campaigns also fueled the upturn in selling expenses. As a percentage of net revenue, selling expenses rose from 8.3% in 1Q08 to 9.8% in 1Q09.

General and Administrative Expenses rose 8%, from R$ 124.7 million in 1Q08 to R$ 134.2 million this quarter, mainly due to the increased spending on IT services necessary to meet the growing Net Fone base. In addition, there was an increase in collection and mailing expenses. As a percentage of net revenue, they declined from 15.0% in 1Q08 to 12.4% in 1Q09.

Other Administrative Expenses were R$ 25.8 million in 1Q09, versus R$ 4.0 million in 1Q08, due to higher provisions for civil and tax contingencies.

Bad Debt Expenses were R$ 16.9 million in 1Q09, a 42% increase over the R$ 11.9 million in 1Q08. As a percentage of gross revenue, they came to 1.2% in the quarter, practically remaining stable in comparison to the 1.1% in 1Q08. Given the current economic scenario and the Company’s strong growth pace, this low level of default shows that the credit policy, quality of the client portfolio and the rules for collection and disconnection are being well monitored and managed by the Company.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 283.6 million in the quarter, 26% higher than the R$ 225.1 million in 1Q08, with EBITDA margin being 26%. EBITDA before Selling Expenses totaled R$ 389.3 million in 1Q09, up 33% on the R$ 293.8 million in 1Q08. EBITDA margin before Selling Expenses was 36%, versus 35% in 1Q08.

Depreciation and Amortization expenses in 1Q09 totaled R$ 133.8 million, a 5% decline from the R$ 141.1 million recorded in 1Q08. Pursuant to Law 11.638/07, residential installation expenses, which used to be amortized, are now depreciated, increasing depreciation by 37%. On the other hand, pursuant to the same law, amortization fell by 74% due to the reclassification of residential installation costs as depreciation and the end of amortization of goodwill from acquisitions.

EBIT (Earnings Before Interest and Taxes) closed the quarter at R$ 149.8 million, a 76% increase over the R$ 85.1 million in 1Q08. Net financial result was an expense of R$ 32.3 million in 1Q09, versus an expense of R$ 13.0 million in 1Q08, due to the following factors:

Financial Expenses rose 76%, from R$ 32.3 million in 1Q08 to R$ 56.7 million in 1Q09, due to the increase in interest expenses mainly resulting from the Banco Inbursa loan and the restatement of interest on contingencies. On the other hand, the Company recorded a gain from foreign exchange hedge and swap operations of R$ 4.8 million to protect the interest on perpetual bonds and equipment imports.

Financial Income grew 26%, from R$ 19.3 million in 1Q08 to R$ 24.3 million in 1Q09, due to the increased cash balance in the period and the better rates obtained on financial investments. It is important to mention that 100% of the Company’s cash is invested in fixed income securities of top-tier financial institutions.

Income Tax and Social Contribution (current and deferred) in 1Q09 was a revenue of R$ 35.9 million, versus revenue of R$ 38.2 million in 1Q08, due to the following reasons:

Current Income Tax and Social Contribution tax were R$ 26.3 million, against R$ 13.3 million in 1Q08, a 98% increase, due to the rise in the operating income of the subsidiaries. Note that according to Brazilian tax law, income tax should be calculated and paid by each of the operating subsidiaries, which causes a distortion in the tax calculation when it is done directly on consolidated results. Due to tax benefits on accrued losses, considering the current tax on taxable income, the effective average rate was 21% in 1Q09, versus a nominal tax rate of 34%.

Deferred Income Tax and Social Contribution tax were R$ 9.6 million in 1Q09, against R$ 24.9 million 1Q08. This drop was due to the end of Globotel’s goodwill amortization at the close of 2008.

The Company closed the quarter with Net Income of R$ 81.5 million, 140% up on the R$ 33.9 million in 1Q08. This result shows that the Company’s operating results remain solid and are appropriate to the strategy of sustainable growth, with the focus on profitability and returns for shareholders.

Gross Debt, which includes principal and interest, closed the quarter at R$ 1,800.3 million, a 57% increase over 1Q08, mainly due to the loan from Banco Inbursa in 2Q08, the net amount of R$ 64.4 million raised via Finame in the last twelve months and the depreciation of the Brazilian Real against the US dollar. Short-term debt accounted for only 6% of the total, showing that the short-term refinancing risk is very low and that the Company can allocate most of its cash flow to investments necessary to meet its growth strategy.

Cash, Cash Equivalents and Short-Term Investments grew 6%, from R$ 602.0 million in 1Q08 to R$ 638.5 million in 1Q09, due to the Finame funding, and the operational cash flow, despite the payment made for the acquisition of BIGTV in December 2008.

Net Debt in 1Q09 totaled R$ 1,161.8 million, against R$ 543.9 million in1Q08, a 114% increase. As part of its strategy of financing inorganic growth through the issue of debt to make its capital structure more efficient, the Company paid for the BIGTV acquisition using the funds from the Banco Inbursa loan as a result of which Net Debt/EBITDA ratio rose from 0.65x in 1Q08 to 1.12x in 1Q09. However, this leverage is still within the levels considered adequate by its Finance Committee.

20.01 OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT

OTHER RELEVANT INFORMATIONS

According to the Company’s by-laws, any disputes and controversies arising from or related to these by-laws, Level 2 Regulation, the provisions of Law No. 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Promissory Clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.
SHARE OWNERSHIP ON 03/31/2009

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE
CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON	%	PN	%	ON+PN	%

GB EMPREENDIMENTOS E	58,374,440	51.0%	0	0	58,374,440	17.0%
PARTICIPAÇÕES S.A.

GLOBO COMUNICAÇÃO E	2,398,841	2.1%	1,888,314	0.8%	4,287,155	1.3%
PARTICIPAÇÕES S.A.

DISTEL HOLDING S.A.	9,457,106	8.3%	0	0	9,457,106	2.8%

EMPRESA BRASILEIRA DE	2,580,655	2.2%	17,136,798	7.5%	19,717,453	5.7%
TELECOMUNICAÇÕES
S.A.

EMBRATEL	40,928,400	35.8%	12,242,351	5.4%	53,170,751	15.5%
PARTICIPAÇÕES S.A.

BNDESPAR	0	0.0%	4,409,883	1.9%	4,409,883	1.3%

OTHER SHAREHOLDERS	720,243	0.6%	192,826,570	80.4%	193,546,813	56.4%

TOTAL SHARES	114,459,685	100.0%	228,503,916	100.0%	342,963,601	100.0%

ON AND PN AS % OF	33.4%		66.6%		100.0%
TOTAL

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%

DISTEL HOLDING S.A.	73,892,918	26.2	0	0	73,892,918	8.7

GLOBO COMUNICAÇÃO E	70,093,585	24.8	0	0	70,093,585	8.3
PARTICIPAÇÕES S.A.

EMBRATEL	138,339,969	49.0	564,652,944	100.0	702,992,913	83.0
PARTICIPAÇÕES S.A.

TOTAL SHARES	282,326,472	100.0	564,652,944	100.0	846,979,416	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

DISTEL HOLDING S.A.
SHARE OWNERSHIP ON 03/31/2009

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%

GLOBO COMUNICAÇÃO E	129,046,292	100.0
PARTICIPAÇÕES S.A.

OTHER SHAREHOLDERS	6	0.0

TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%

CARDEIROS PARTICIPAÇÕES	333,335	100.0	666,665	100.0	1,000,000	100.0
S.A.

TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

CARDEIROS PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2009

SHAREHOLDER	Class A	%	Class B	%	Number	%
	holdings		holdings		shares

RIM 1947	146,911	33.34	292,941	33.34	439,852	33.34
Participações S.A.

JRM 1953	146,910	33.33	292,941	33.33	439,851	33.33
Participações S.A.

ZRM 1955	146,910	33.33	292,941	33.33	439,851	33.33
Participações S.A.

TOTAL	440,731	100.00	878,823	100.00	1,319,554	100.00

     RIM 1947 Participações S.A.
SHARE OWNERSHIP ON 03/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%

Roberto Irineu	525,000	100.0	524,993	100.0	1,049,993	100.0
Marinho

OTHER	0	0	7	0.0	7	0.0
SHAREHOLDERS

TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

     JRM 1953 Participações S.A.
SHARE OWNERSHIP ON 03/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%

JOÃO ROBERTO	350,700	100.0	699,295	100.0	1,049,995	100.0
MARINHO

OTHER	0	0	5	0.0	5	0.0
SHAREHOLDERS

TOTAL	350,700	100.0	699,300	100.0	1,050,000	100.0

     ZRM 1955 Participações S.A.
SHARE OWNERSHIP ON 03/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%

JOSÉ ROBERTO	525,000	100.00	524,992	100.0	1,049,992	100.0
MARINHO

OTHER	0	0	8	0.0	8	0.0
SHAREHOLDERS

TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2009

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%

EMBRATEL PARTICIPAÇÕES S.A.	7,209,719,307	99.2

OTHER SHAREHOLDERS	58,019,237	0.8

TOTAL SHARES	7,267,738,544	100.0

EMBRATEL PARTICIPAÇÕES S.A. SHARE OWNERSHIP ON 03/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%

TELMEX SOLUTIONS	289,164,570,209	54.6	478,993,344,501	97.3	768,157,914,710	75.2
TELECOMUNICAÇÕES LTDA.

CONTROLADORA DE SERV.	230,519,495,274	43.5	3,083,300,245	0.6	233,602,795,519	22.8
TELEC. S.A DE C.V.

AÇÕES EM TESOURARIA	0	0	0	0	0	0

OTHER SHAREHOLDERS	10,087,344,971	1.9	10,271,300,881	2.1	20,358,645,852	2.0

TOTAL SHARES	529,771,410,454	100.0	492,347,945,627	100.0	1,022,119,356,081	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A. DE C.V.
SHARE OWNERSHIP ON 03/31/2009

FOREIGN OWNED COMPANY

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 03/31/2009

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%

CONTROLADORA DE SERV.	3,106,244,424	100.0
TELEC. S.A. DE C.V

TOTAL SHARES	3,106,244,424	100.0

QUANTITY OF SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL
SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	197,956,674

SHARES IN CIRCULATION (ON)	720,221

SHARES IN CIRCULATION (PN)	197,236,453

% OF SHARES IN CIRCULATION IN RELATION	57.72%
TO TOTAL ISSUED ON 03/31/2009

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 03/31/2009

DESCRIPTION	ASSET	QUANTITY

CONTROLLING	ON SHARES	113,739,442
SHAREHOLDERS	PN SHARES	31,267,463
	DEBENTURES	0

OFFICERS	ON SHARES	22
	PN SHARES	26,104
	DEBENTURES	0

DIRECTORS	ON SHARES	0
	PN SHARES	0
	DEBENTURES	0

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 03/31/2008

DESCRIPTION	ASSET	QUANTITY

CONTROLLING	ON SHARES	112,331,488
SHAREHOLDERS	PN SHARES	30,284,065
	DEBENTURES	0

OFFICERS	ON SHARES	22
	PN SHARES	26,106
	DEBENTURES	0

DIRECTORS	ON SHARES	1
	PN SHARES	0
	DEBENTURES	0

21.01 REPORT OF THE SPECIAL REVIEW – WITHOUT EXCEPTION

Independent Auditors Report

To The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.

1. We have reviewed the Quarterly Information (ITRs) (special and consolidated) of Net Serviços de Comunicação S.A. for the quarter and semester ended March 31, 2009, comprising the balance sheet, the statements of income, statements of changes in shareholders’ equity and cash flow statement, management’s report, and notes, elaborated under management's responsibility.

2. Our report was based on pronouncements from the Brazilian Institute of Independent Auditors - IBRACON together with the Brazilian Federal Council of Accounting- CFC and consisting mainly of: (a) inquiring and discussing with the officers responsible for the accounting, finance and operational departments of the Company in relation to the principal criteria used to compile quarterly information; and (b) review information and subsequent events that have or may have important effects on the financial situation and operations of the Company.

3. Based on our review, we are not aware of any material alterations to the above quarterly reporting data required to ensure their being consistent with the Brazilian Securities and Exchange Commission (CVM) rules applicable to quarterly reports, in order for them to comply with accountability practices adopted in Brazil and with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the elaboration of the Quarterly Information.

4. As described in Note 2, due to the altered accounting practices adopted in Brazil during 2008, financial earnings and cash flows for the first quarter of 2008, provided for comparison purposes, were adjusted and are being resubmitted as required by NPC 12 - Accounting Practices, Alterations to Accounting Estimates and Correction of Errors, approved by CVM Deliberation 506.

5. Accounting practices used in Brazil and rules issued by the Securities and Exchange Commission (CVM) applicable to quarterly reporting data differ in certain significant aspects from generally accepted accounting principles in the United States of America. The nature and effects of these differences are described in Note 2 to the Quarterly Information.

São Paulo, April 27, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

B. Alfredo Baddini Blanc
Accountant CRC 1SP126402/O-8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.